ANNUAL INFORMATION FORM
FOR HYDRO ONE INC.
FOR THE YEAR ENDED DECEMBER 31, 2023
February 13, 2024

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GLOSSARY
When used in this annual information form, the following terms have the meanings set forth below unless expressly indicated otherwise:
“$” or “dollar” means Canadian dollars, unless otherwise indicated.
“2017 Long-Term Energy Plan” has the meaning given to it under “The Electricity Industry in Ontario – Issues Affecting the Electricity Industry Generally – Ontario 2017 Long-Term Energy Plan”.
“2020 Ontario Budget” has the meaning given to it under “The Electricity Industry in Ontario – Issues Affecting the Electricity Industry Generally – OEB Actions on Electricity Pricing”.
“2022 MTN Shelf Prospectus” has the meaning given to it under “General Development of the Business – Chronological Development of the Business – 2022 MTN Shelf Prospectus and Related Offerings”.
“ACI” has the meaning given to it under “The Electricity Industry in Ontario – Regulation of Transmission and Distribution – Ontario Energy Board”.
“Annual MD&A” means the management’s discussion and analysis for Hydro One Inc. for the years ended December 31, 2023 and 2022 filed on SEDAR+ under Hydro One Inc.’s profile at www.sedarplus.com.
“Approved Banks” has the meaning given to it under “Description of Capital Structure – Class B Preference Shares”.
“Auditor General Act” means the Auditor General Act, RSO 1990, c A-35.
“Board” means the Board of Directors of Hydro One Inc.
“Building Broadband Faster Act” means the Building Broadband Faster Act, 2021, S.O. 2021, c. 2, Schedule 1.
“Canadian Energy Regulator Act” means the Canadian Energy Regulator Act, SC 2019, c 28, s 10.
“CDM” means conservation and demand management.
“CDOR Rate” has the meaning given to it under “Description of Capital Structure – Class B Preference Shares”.
“CEO” means Chief Executive Officer.
“CFO” means Chief Financial Officer.
“Class A Preference Shares” means the Class A Preference Shares in the capital of Hydro One Inc.
“Class A Redemption Date” has the meaning given to it under “Description of Capital Structure – Class A Preference Shares”.
“Class B Dividend Payment Date” has the meaning given to it under “Description of Capital Structure –

Class B Preference Shares”.
“Class B Preference Shares” means the Class B Preference Shares in the capital of Hydro One Inc.
“Class B Redemption Date” has the meaning given to it under “Description of Capital Structure – Class B Preference Shares”.
“common shares” means the common shares in the capital of Hydro One Inc.
“CSO” has the meaning given to it under “Business of Hydro One – Employees”.
“Custom IR Method” has the meaning given to it under “Business of Hydro One – Transmission Business Segment – Regulation – Transmission Rate Setting”.
“CUSW” has the meaning given to it under “Business of Hydro One – Employees”.
“DBRS” has the meaning given to it under “Credit Ratings”.
“Dealer Agreement” has the meaning given to it under “Material Contracts”.
“Dealers” has the meaning given to it under “Material Contracts”.
“DERs” has the meaning given to it under “The Electricity Industry in Ontario – Regulation of Transmission and Distribution – Ontario Energy Board”.
“DMS” has the meaning given to it under “Business of Hydro One – Distribution Business Segment –Capital Expenditures”.
“Electricity Act” means the Electricity Act, 1998, SO 1998, c 15, Schedule A.
“Electrification and Energy Transition Panel” has the meaning given to it under “The Electricity Industry in Ontario – Issues Affecting the Electricity Industry Generally – Ontario 2017 Long-Term Energy Plan”.
“Energy Statute Law Amendment Act” means the Energy Statute Law Amendment Act, 2016, SO 2016, c 10.
“Environmental Assessment Act” means the Environmental Assessment Act, RSO 1990, c E-18.
“EPSCA” has the meaning given to it under “Business of Hydro One – Employees”.
“ESG” means environmental, social and governance.
“Executive Compensation Exemptive Relief” has the meaning given to it under “Statement of Executive Compensation”.
“FCPA” means Fellow of the Institute of Chartered Professional Accountants.
“FEI” has the meaning given to it under “The Electricity Industry in Ontario – Regulation of Transmission and Distribution – Ontario Energy Board”.

“Financial Administration Act” means the Financial Administration Act, RSO 1990, c F-12.
“Floating Quarterly Dividend Rate” has the meaning given to it under “Description of Capital Structure – Class B Preference Shares”.
“Floating Rate Calculation Date” means November 20, 2017 and each Class B Dividend Payment Date thereafter.
“Framework” has the meaning given to it under “Recent Developments at Hydro One – Sustainable Financing Framework Allocation Report”.
“Governance Agreement” means the governance agreement dated November 5, 2015 between Hydro One Limited and the Province.
“HOSSM” means Hydro One Sault Ste. Marie LP.
“Hydro One” or the “Company” have the meanings given to such terms set out under “Presentation of Information”.
“Hydro One Accountability Act” means the Hydro One Accountability Act, 2018, SO 2018, c 10, Schedule 1.
“Hydro One Inc.” has the meaning given to it under “Presentation of Information”.
“Hydro One Limited” has the meaning given to it under “Presentation of Information”.
“Hydro One Networks” means Hydro One Networks Inc.
“Hydro One Remote Communities” means Hydro One Remote Communities Inc.
“Hydro One Telecom” means Hydro One Telecom Inc., now Acronym Solutions Inc.
“ICD.D” means the “Institute of Corporate Directors, Director” designation.
“IESO” means the Independent Electricity System Operator.
“ITC” means Investment Tax Credit.
“JRAP” has the meaning given to it under “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate Applications – Hydro One Networks”.
“kV” means kilovolt.
“kW” means kilowatt.
“Letter Agreement” means the agreement dated July 11, 2018 between Hydro One Limited and the Province.
“MAAD Application” means an application for a Merger Amalgamation and Divestiture filed with the OEB.

“management” has the meaning given to it under “Presentation of Information”.
“Market Rules” means the rules made under section 32 of the Electricity Act that are administered by the IESO.
“Minister of Energy” means the Minister of Energy, Northern Development and Mines for the Province or the Minister of Energy for the Province, as applicable at the relevant time.
“Moody’s” has the meaning given to it under “Credit Ratings”.
“National Energy Board Act” means the National Energy Board Act, RSC 1985, c N-7.
“NERC” means the North American Electric Reliability Corporation.
“Niagara Line” has the meaning given to it under “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate Applications – Niagara Reinforcement Limited Partnership”.
“NPCC” means the Northeast Power Coordinating Council, Inc.
“NRLP” means – Niagara Reinforcement Limited Partnership.
“NYSE” means the New York Stock Exchange.
“OBCA” means the Business Corporations Act, RSO 1990, c B-16.
“OEB” means the Ontario Energy Board.
“OEFC” means Ontario Electricity Financial Corporation.
“Ontario” or the “province” has the meaning given to it under “Presentation of Information”.
“Ontario Energy Board Act” means the Ontario Energy Board Act, 1998, SO 1998, c 15, Schedule B.
“Orillia Power” means Orillia Power Distribution Corporation.
“PCBs” means polychlorinated biphenyls.
“PDI” means Peterborough Distribution Inc.
“Price Cap IR” has the meaning given to it under “Business of Hydro One – Distribution Business Segment – Regulation – Distribution Rates”.
“Province” has the meaning given to it under “Presentation of Information”.
“PWU” has the meaning given to it under “Business of Hydro One – Employees”.
“Quarterly Floating Rate Period” has the meaning given to it under “Description of Capital Structure – Class B Preference Shares”.
“rate base” has the meaning given to it under “Presentation of Information”.

“rate-regulated” has the meaning given to it under “Rate-Regulated Utilities – Rate Applications in Ontario – Framework”.
“Reliability Standards” has the meaning given to it under “Business of Hydro One – Transmission Business Segment – Regulation – Reliability Standards and Regulations for Transmission”.
“Reserve” means a “reserve” as that term is defined in the Indian Act, RSC 1985, c I-5.
“Retraction Date” has the meaning given to it under “Description of Capital Structure – Class B Preference Shares”.
“Retraction Demand” has the meaning given to it under “Description of Capital Structure – Class B Preference Shares”.
“return on equity” has the meaning given to it under “Presentation of Information”.
“revenue cap escalator factor” has the meaning given to it under “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate Applications – HOSSM”.
“Revenue Cap Index” has the meaning given to it under “Business of Hydro One – Transmission Business Segment – Regulation – Transmission Rate Setting”.
“ROE” has the meaning given to it under “Rate-Regulated Utilities – Rate Applications in Ontario – Framework”.
“RPP” has the meaning given to it under “The Electricity Industry in Ontario – Issues Affecting the Electricity Industry Generally – OEB Actions on Electricity Pricing”.
“RPPAG” has the meaning given to it under “Business of Hydro One – Transmission Business Segment – Regulation – Regional Planning”.
“RRF” means the performance-based model set out in the OEB’s Renewed Regulatory Framework for Electricity Distributors.
“S&P” has the meaning given to it under “Credit Ratings”.
“Society” has the meaning given to it under “Business of Hydro One – Employees”.
“TransAlta” has the meaning given to it under “Directors and Officers – Directors and Executive Officers”.
“trust assets” has the meaning given to it under “Interest of Management and Others in Material Transactions – Relationships with the Province and Other Parties – Transfer Orders”.
“Trust Indenture” has the meaning given to it under “Material Contracts”.
“TS” means transmission station.
“TWh” means terawatt-hours.

“U.S.” means the United States of America.
“U.S. GAAP” means United States Generally Accepted Accounting Principles.
“uniform transmission rates” has the meaning given to it under “Business of Hydro One – Transmission Business Segment – Regulation – Transmission Rate Setting”.

PRESENTATION OF INFORMATION

Unless otherwise specified, all information in this annual information form is presented as at December 31, 2023.

Capitalized terms used in this annual information form are defined under “Glossary”. Words importing the singular number include the plural, and vice versa, and words importing any gender include all genders. The Annual MD&A is specifically incorporated by reference into and forms an integral part of this annual information form. A copy of this document has been filed with the Canadian securities regulatory authorities and is available on SEDAR+ under Hydro One Inc.’s profile at www.sedarplus.com.

Unless otherwise noted or the context otherwise requires, references to “Hydro One” or the “Company” refer to Hydro One Inc. and its subsidiaries taken together as a whole. References to “Hydro One Limited” refer only to Hydro One Limited and references to “Hydro One Inc.” refer only to Hydro One Inc.

In addition, “Province” refers to the Province of Ontario as a provincial government entity, and “Ontario” or the “province” in lower case type refers to the Province of Ontario as a geographical area. References to “management” in this annual information form mean the persons who are identified as executive officers of Hydro One Inc. and its subsidiaries, as applicable, in this annual information form. Any statements made by or on behalf of management are made in such persons’ respective capacities as executive officers of Hydro One Inc. and its subsidiaries, as applicable, and not in their personal capacities. See “Directors and Officers” for more information.

This annual information form refers to certain terms commonly used in the electricity industry, such as “rate-regulated”, “rate base” and “return on equity”. Rate base is an amount that a utility is required to calculate for regulatory purposes, and refers to the net book value of the utility’s assets for regulatory purposes plus an allowance for working capital. Return on equity is a percentage that is set or approved by a utility’s regulator and represents the rate of return that a regulator allows the utility to earn on the equity component of the utility’s rate base. See also “Rate-Regulated Utilities”.

In this annual information form, all dollar amounts are expressed in Canadian dollars unless otherwise indicated. Hydro One Limited and Hydro One Inc. prepare and present their financial statements in accordance with U.S. GAAP.

FORWARD-LOOKING INFORMATION

Certain information in this annual information form contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information in this annual information form is based on current expectations, estimates, forecasts and projections about Hydro One’s business and the industry, and the regulatory and economic environments, in which Hydro One operates and includes beliefs of and assumptions made by management. Such statements include, but are not limited to, statements related to: the Company’s transmission and distribution rate applications, and resulting decisions, rates and impacts; expectations regarding future corporate strategies; expected impacts and timing of changes to the electricity industry; the Company’s maturing debt; expectations regarding the Company’s financing activities; credit ratings; ongoing and planned projects and/or initiatives; expected future capital investments and expenditures, the nature and timing of these investments and expenditures, including the Company’s plans for sustaining and development capital expenditures for its distribution and transmission systems; expectations regarding allowed return on equity; expectations regarding the ability of the Company to recover expenditures in future rates; expectations regarding the ability to negotiate collective agreements consistent with rate orders; expectations related to work force demographics; expectations regarding taxes; expectations regarding load growth; the regional planning process; expectations related to Hydro One’s CDM requirements and targets; new legislation and regulatory initiatives relating to the electricity industry and the expected impacts of such; expectations regarding the Company’s DMS; the Company’s customer focus and related initiatives; statements related to the Company’s relationships with Indigenous communities; statements related to environmental matters, and the Company’s expected future environmental and remediation expenditures; statements related to the Company’s commitment to releasing an annual sustainability report and to increase the transparency of ESG disclosures; statements relating to the Company’s plans to issue sustainable financing instruments, such as sustainable and green bonds, and to allocate the net proceeds to investments in eligible green and social project categories; statements relating to the Company’s intention to provide annual updates regarding the use of net proceeds of any green and/or sustainable financing; expectations related to the effect of interest rates; the Company’s reputation; cyber and data security; Hydro One Limited’s relationship with the Province; expectations regarding the Company’s proposed capital program to modernize the smart metering infrastructure and plans to pilot the new system in 2024 with full implementation between 2025 to 2029; acquisitions and consolidation opportunities and other strategic initiatives; expectations regarding the Governance Agreement and other agreements with the Province; the status of litigation; expectations regarding the manner in which Hydro One will operate and the Company’s strategy; potential conflicts of interest; and legal proceedings in which Hydro One is currently involved.

Words such as “aim”, “could”, “would”, “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Hydro One does not intend, and it disclaims any obligation to update any forward-looking information, except as required by law.

The forward-looking information in this annual information form is based on a variety of factors and assumptions including, but not limited to: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. GAAP; a stable regulatory environment; no significant changes to the Company’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to Hydro One, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking information. While Hydro One does not know what impact any of these differences may have, Hydro One’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs;

•risks associated with the Province’s share ownership of Hydro One Limited and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity;

•risks relating to the location of the Company’s assets on Reserve lands, that the company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;

•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•risks associated with information system security and maintaining complex information technology and operational technology system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate information technology and operational technology systems;

•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate orders;

•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;

•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•risks relating to an outbreak of infectious disease, including the COVID-19 pandemic (including a significant expansion in length or severity of the COVID-19 pandemic, including the spread of its variants, restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce; severity of mitigation measures relating to the COVID-19 pandemic and delays in completion of and increases in costs of operating and capital projects; and the regulatory and accounting treatment of incremental costs and lost revenues of the Company related to the COVID-19 pandemic);

•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures, the risk of a downgrade in the Company’s credit ratings or risks associated with investor interest in ESG performance and reporting;

•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;

•risks associated with economic uncertainty and financial market volatility;

•the risk of failure to mitigate significant health and safety risks;

•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•the impact of the ownership by the Province of lands underlying the Company’s transmission system;

•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;

•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;

•risks relating to adverse reputational events or political actions relating to Hydro One and the electricity industry;

•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;

•the inability to continue to prepare financial statements using U.S. GAAP; and
•the risk related to the impact of any new accounting pronouncements.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail under the heading “Risk Management and Risk Factors” in the

Annual MD&A. You should review such section in detail, including the matters referenced therein.

In addition, Hydro One cautions the reader that information provided in this annual information form regarding Hydro One’s outlook on certain matters, including potential future expenditures, is provided in order to give context to the nature of some of Hydro One’s future plans and may not be appropriate for other purposes.

ELECTRICITY INDUSTRY OVERVIEW

General Overview

The electricity industry is made up of businesses that generate, transmit, distribute and sell electricity. While traditionally a mature and stable industry, the electricity industry is facing rapid and dramatic technological change and increasing innovation. Hydro One’s business is focused on the transmission and distribution of electricity.

•Transmission refers to the delivery of electricity over high voltage lines, typically over long distances, from generating stations to local areas and large industrial customers.

•Distribution refers to the delivery of electricity over low voltage lines to end users such as homes, businesses and institutions.

Overview of an Electricity System

The basic configuration of a typical electricity system, showing electricity generation, transmission and distribution, is illustrated in the following diagram:

Note:
The above image shows a typical electricity system with transmission-connected generation.

Transmission and distribution networks are sometimes referred to as the “electricity grid” or simply “the grid”.

THE ELECTRICITY INDUSTRY IN ONTARIO

Regulation of Transmission and Distribution

General

The Electricity Act and the Ontario Energy Board Act establish the general legislative framework for Ontario’s electricity market. The activities of transmitters and distributors in Ontario are overseen by three main regulatory authorities: (i) the OEB, (ii) the IESO, and (iii) the Canadian Energy Regulator. The Minister of Energy is responsible for developing long-term energy plans and has the power to issue directives to the IESO and the OEB regarding implementation of such plans.

Ontario Energy Board

The OEB is an independent regulatory agency. The Ontario Energy Board Act provides the OEB with the authority to regulate Ontario’s electricity market, including the activities of transmitters and distributors.

The OEB has the following legislated objectives in relation to the electricity industry:

•to inform consumers and protect their interests with respect to prices and the adequacy, reliability and quality of electricity service,

•to promote economic efficiency and cost effectiveness in the generation, transmission, distribution, sale and demand management of electricity and to facilitate the maintenance of a financially viable electricity industry,

•to promote electricity conservation and demand management in a manner consistent with the policies of the Province, including having regard to the consumer’s economic circumstances, and

•to facilitate innovation in the electricity sector.

The OEB is responsible for, among other things, approving transmission and distribution rates in Ontario. It also approves the construction, expansion, or reinforcement of transmission lines greater than two kilometres in length, as well as mergers, acquisitions, amalgamations and divestitures involving distributors, transmitters and other entities which it licenses. The activities of transmitters and distributors are subject to the conditions of their licences and a number of industry codes issued by the OEB. These codes and other requirements prescribe minimum standards of conduct and service for licensed participants in the electricity market.

In December 2017, the OEB posted its Strategic Blueprint: Keeping Pace with the Evolving Energy Sector, setting out the OEB’s commitment to modernize its approach to regulation over the next five years and established the Advisory Committee on Innovation (“ACI”). The ACI was tasked with identifying steps to develop a modern regulatory framework in response to technological changes occurring in the energy sector. In 2019, in response to recommendations made by the ACI, the OEB initiated two consultation processes, Utility Remuneration and Responding to Distributed Energy Resources (“DERs”). In March 2021, the OEB issued a letter which renamed and consolidated these two consultations into a single consultation named Framework for Energy Innovation: Distributed Resources and Utility Incentives (“FEI”). The FEI consultation focused on: (i) investigating and supporting utilities’ use of DERs they do not own as alternatives to traditional wires solutions to meet distribution needs; and (ii) ensuring that utilities’ planning is appropriately informed by DER penetration and forecasts. In January 2023, the OEB released its Framework for Energy Innovation: Setting a Path Forward for DER Integration report. This report is the culmination of the FEI consultation and sets out the OEB’s policies and next steps with respect to the integration of DERs into distribution system planning and operations, as well as the use of DERs by electricity distributors as non-wires alternatives. In April 2023, the OEB released an Energy Transition Roadmap as part of its 2023-26 Business Plan that provides a schedule of initiatives the OEB is taking or plans to undertake with respect to the energy transition. The Energy Transition Roadmap is intended to provide clarity on the OEB’s priorities, support the coordination of interrelated initiatives within the OEB and across the sector and support effective stakeholder engagement.

In November 2023, the Minister of Energy issued a Letter of Direction to the OEB, which included the Minister of Energy’s priorities and expectations for the OEB over the next 12 months. The government’s priorities are expected to be incorporated in the OEB’s next business plan. A number of initiatives have been identified that will support implementation of the plan contained in the Province’s recent Powering Ontario’s Growth report, which was released in July 2023. The report outlines actions to support the economic growth, decarbonization and ongoing transformation of Ontario’s electricity system. The letter also indicated that additional initiatives may be forthcoming following the publication of the Electrification and Energy Transition Panel’s report. The Electrification and Energy Transition Panel report was released on January 19, 2024. See “The Electricity Industry in Ontario – Issues Affecting the Electricity Industry Generally – Ontario 2017 Long-Term Energy Plan” for more information.

IESO

The IESO delivers key services across the electricity sector, including managing the power system in real time, planning for Ontario’s future energy needs, enabling conservation and designing a more efficient electricity marketplace to support sector evolution. Transmitters and other wholesale market participants must comply with the Market Rules issued by the IESO. The Market Rules require transmitters to comply with mandatory North American reliability standards for transmission issued by the NERC and the NPCC. The IESO enforces these reliability standards and coordinates with system operators and reliability agencies in other jurisdictions to ensure energy adequacy and security across the interconnected bulk electricity system in North America.

In December 2022, the IESO released its Pathways to Decarbonization report in response to the Minister of Energy’s request to evaluate a moratorium on new natural gas generation in Ontario, and to develop an achievable pathway to decarbonization in the electricity system.

In November 2023, the IESO launched an engagement initiative on the development of a Transmitter Selection Framework. The Transmitter Selection Framework is consistent with the IESO’s Pathways to Decarbonization report that recommends building on existing actions to ensure Ontario is positioned to build the electricity generation, storage and transmission necessary to maintain a reliable, affordable and clean electricity system and power the province’s growth beyond 2030. See “Business of Hydro One – Transmission Business Segment – Competitive Conditions” for more information on the Transmitter Selection Framework.

Canadian Energy Regulator

In August 2019, the Canadian Energy Regulator Act came into force, replacing the National Energy Board Act. As a result of the new statute, the National Energy Board became the Canadian Energy Regulator. Any decision or order made by the National Energy Board is considered to have been made under the Canadian Energy Regulator Act and may be enforced as such.

The Canadian Energy Regulator has jurisdiction over the construction and operation of international power lines, as well as interprovincial lines that are designated as being under federal jurisdiction (of which there are currently none). As Hydro One owns and operates 11 active international power lines connecting Ontario’s transmission system with transmission systems in Michigan, Minnesota and New York, Hydro One holds several certificates and permits with the Canadian Energy Regulator.

Transmission

Transmission companies own and operate transmission systems that deliver electricity over high voltage lines. Hydro One owns and operates a transmission system that accounts for approximately 92% of Ontario’s transmission capacity, based on the network component of the revenue requirement1 approved by the OEB.2 The Company’s transmission system is interconnected to systems in Manitoba, Michigan, Minnesota, New York and Quebec and is part of the North American electricity grid’s Eastern Interconnection. The Eastern Interconnection is a contiguous electricity transmission system that extends from Manitoba to Florida and from east of the Rocky Mountains to the North American east coast. Being part of the Eastern Interconnection provides benefits to Ontario, such as greater security and stability for Ontario’s transmission system, emergency support when there are generation constraints or shortages in Ontario, and the ability to exchange electricity with other jurisdictions.

1 The network component of the revenue requirement is Hydro One’s portion of the transmission revenue requirement attributed to assets that are used for the common benefit of all Hydro One and non-Hydro One customers in the province.

2    Hydro One owns and operates approximately 95% of the transmission system in Ontario when based on the total OEB approved revenue requirement.

Distribution

Distributors own and operate distribution systems that deliver electricity over power lines at voltages of 50 kV or less to end users. A local distribution company is responsible for distributing electricity to customers in its OEB-licensed service territory, and in some cases to other distributors. A service territory may cover large portions or all of a particular municipality, or an otherwise defined geographic area. Distribution customers include homes, commercial and industrial businesses and institutions such as governments, schools and hospitals.

In Ontario, as per the OEB’s 2022 Yearbook of Electricity Distributors, as at December 31, 2022, 55 local distribution companies provided electricity to over five million customers. The distribution industry in Ontario is fragmented, with the 10 largest local distribution companies accounting for approximately 82% of the province’s customers.

Hydro One owns the largest local distribution business in Ontario, which serves approximately 1.5 million predominantly rural customers, or approximately 27% of the total number of customers in Ontario.

Issues Affecting the Electricity Industry Generally

Tax Incentives

Tax incentives were included in the 2015 Ontario budget to promote consolidation in the electricity distribution sector. The 2015 Ontario budget announced a reduction in the tax rate for transfers of electricity assets from 33% to 22% and to nil for distributors with fewer than 30,000 customers. In addition, the budget introduced a capital gains exemption where capital gains arise as a result of exiting the payments in lieu of corporate taxes regime. These incentives are in place until December 31, 2024.

Tax incentives were included in the 2023 federal budget to build Canada’s clean economy and to promote a shift in support of Canada’s net-zero goal. The Clean Technology ITC and the Clean Electricity ITC were two of the tax measures included in the 2023 federal budget. The Clean Technology ITC provides a 30% refundable tax credit on new eligible projects, subject to certain conditions. The Clean Electricity ITC provides a 15% refundable tax credit on eligible investments in new projects and the refurbishment of existing facilities. The Clean Technology ITC is available for projects from March 28, 2023, and will be phased out after 2034, with the investment tax credit rate being reduced for 2034 and nil thereafter. The Clean Electricity ITC would be available for projects from the 2024 budget date to 2034.

Ontario 2017 Long-Term Energy Plan

In October 2017, the Province released its 2017 Long-Term Energy Plan (the “2017 Long-Term Energy Plan”), which set out a number of initiatives for Ontario’s energy system. The IESO and the OEB developed implementation plans in support of the objectives of the 2017 Long-Term Energy Plan, and each implementation plan was approved by the Minister of Energy in February 2018. The Province continues to consult industry and stakeholders on a long-term system-planning process to replace the 2017 Long-Term Energy Plan.

In 2022, the Province established the Electrification and Energy Transition Panel (the “Electrification and Energy Transition Panel”). This panel is responsible for advising the Province on the highest value short, medium, and long-term opportunities for the energy sector to help Ontario’s economy prepare for electrification and the energy transition. The Electrification and Energy Transition Panel is also expected to identify opportunities to strengthen Ontario’s long-term energy planning process by better coordinating the fuels and the electricity sector. In 2023, the Electrification and Energy Transition Panel invited stakeholders, Indigenous partners and the public to provide written advice on five themes related to energy transition and electrification. These engagements assisted the Electrification and Energy Transition Panel in preparing its report, which was released on January 19, 2024.

OEB Actions on Electricity Pricing

Since March 2020, the Province has taken a number of actions related to the pricing of electricity to support regulated price plan (“RPP”) customers in dealing with the impacts of the COVID-19 pandemic. These government-mandated actions include providing different fixed electricity prices for various periods of time. In response to direction provided by the Province, in September 2020 the OEB announced that, as of October 13, 2020, all utilities were required to give RPP customers the choice to opt out of time-of-use pricing and to elect instead to be charged on the basis of tiered (or fixed) electricity pricing.

In November 2020, the Province released its 2020 Ontario Budget: Ontario’s Action Plan: Protect, Support, Recover (the “2020 Ontario Budget”), which included a rate mitigation plan to help certain business and industrial customers. As of January 1, 2021, a portion of non-hydro renewable energy contracts (including wind, solar, bioenergy) is funded by the Province and not ratepayers. According to the 2020 Ontario Budget, this represented an approximately 25% reduction in Global Adjustment. The Global Adjustment is the difference between the guaranteed price and the money the generators earn in the wholesale marketplace.

On December 15, 2020, the OEB reset the RPP prices effective January 1, 2021, to reflect a decrease in the RPP supply cost as a result of the reduction in the Global Adjustment as set out in the 2020 Ontario Budget. These RPP prices came into effect at the conclusion of the electricity price changes established to assist customers in dealing with the impacts of the COVID-19 pandemic. In April 2021, the OEB reset the RPP prices effective May 1, 2021 for households and small businesses. In October 2021, the OEB announced that as of November 1, 2021, the electricity prices would not change under the RPP. In January 2022, the OEB temporarily changed the RPP prices for the period from January 18, 2022 to February 7, 2022, fixing the price for this period to the off-peak rate in order to provide temporary electricity rate relief as directed by the Province. In October 2022, the OEB reset the RPP prices effective November 1, 2022 for households and small businesses.

Resulting from established regulatory requirements by the Province in 2022, the OEB required distributors to implement a new voluntary ultra-low overnight price plan for RPP customers effective November 1, 2023. This represents a third pricing option for RPP customers in addition to time-of-use and tiered pricing plans. The ultra-low overnight price plan supports electrification and decarbonization by incentivizing customers to shift electricity loads to overnight periods when demand is lower and more electricity from non-emitting sources is available. In April 2023, the OEB released an addendum to their RPP Price Report that established the electricity prices under the ultra-low overnight price plan for May 1, 2023 to October 31, 2023. In September 2023, Hydro One launched the new ultra-low overnight price plan and began offering the new ultra-low overnight price plan to eligible customers. In October 2023, the OEB updated the RPP prices (including the new ultra-low overnight prices) for households and small businesses effective November 1, 2023. Going forward, it is anticipated that the OEB will periodically review the RPP prices and will reset them if required, in accordance with the OEB’s usual practice.

Building Broadband Faster Act, 2021

In March 2021, the Province introduced Bill 257, Supporting Broadband and Infrastructure Expansion Act, 2021, to create a new act entitled the Building Broadband Faster Act, 2021 that is aimed at supporting the timely deployment of broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257, which received Royal Assent in 2021, amended the Ontario Energy Board Act to provide the Province with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes. The Building Broadband Faster Act Guideline and three regulations informing the legislative changes were published in 2021. In March 2022, the Province introduced Bill 93, Getting Ontario Connected Act, 2022. Bill 93, which received Royal Assent in 2022, amended the Building Broadband Faster Act to ensure that organizations that own underground utility infrastructure near a designated high-speed internet project provide timely access to their infrastructure data, which would allow internet service providers to quickly start work on laying down underground high-speed internet infrastructure. A regulation regarding electricity infrastructure and designated broadband projects under the Ontario Energy Board Act came into force in April 2022. This regulation substantially adopted Hydro One’s proposed approach to allocation of the costs of broadband-related work on utility assets. It also directed the OEB to establish a deferral account for rate-regulated distributors to record incremental costs associated with carrying out activities pertaining to designated broadband projects, which the OEB completed in July 2022. This regulation was amended in March 2023 with respect to performance timelines associated with designated broadband projects. In September 2022, the Company launched its choice-based operating model to provide internet service providers with choices on how to access the Company’s infrastructure in order to effectively execute designated broadband projects.

In August 2023, the Building Broadband Faster Act Guideline was further amended to provide additional guidance to support the implementation of legislative and regulatory requirements, including a framework to support cost sharing for pole attachments and make-ready work.

The Company continues to be engaged with the Province and the OEB on implementing an appropriate regulatory framework to support the published Building Broadband Faster Act Guideline and regulations, including arrangements to sustain the Company’s revenues and recovery of reasonable associated costs.

Legislative Provisions Specific to Hydro One

In addition to legislation in Ontario that impacts all transmitters and distributors, there is legislation that is specific to Hydro One. Specifically, the Electricity Act requires Hydro One’s head office and principal grid control centre to be maintained in Ontario, restricts the disposition of substantially all of its OEB-regulated transmission or distribution business, prohibits any change to its jurisdiction of incorporation and requires the Company to have an ombudsman.

Ombudsman

The Electricity Act requires the Company to have an ombudsman to act as a liaison with customers and to establish procedures for the ombudsman to inquire into and report to the board of directors of Hydro One Limited on matters raised with the ombudsman by or on behalf of customers. See “Business of Hydro One – Ombudsman” for more information.

Hydro One Accountability Act

As of January 1, 2023, the provisions of the Hydro One Accountability Act requiring a compensation framework and the related directive are no longer in effect. The framework set out certain requirements for compensation for the Board, CEO and certain other executives. Additional information regarding the Company’s compensation arrangements is found in the Statement of Executive Compensation for Hydro One Inc.

Elimination of Certain Legislation With Respect to Hydro One

In 2015 and 2016, Hydro One ceased to be subject to a number of Ontario statutes that apply to entities owned by the Province. Hydro One Limited is similarly not subject to those statutes. Notwithstanding the elimination of certain legislation with respect to Hydro One, the Company is required under the Financial Administration Act and the Auditor General Act to provide financial information to the Province for the Province’s public reporting purposes.

Cybersecurity

The Company is exposed to potential risks related to cyberattacks, supply chain compromises and unauthorized access to our systems. As the Company continues to make investments in and rely on additional, more complex and interconnected digital technology to enable efficient operations, the likelihood of a cyber-breach impacting our business increases. In addition, the critical nature of our business further increases the likelihood of a sophisticated cyber attacker taking advantage of our people, processes and technology. The Company takes a risk-aligned approach to cyber related investments to reduce the likelihood of an impactful cyber related breach. Despite having strong security measures in place, a breach could occur. A breach has the ability to corrupt our information technology systems, compromise our sensitive information, effect the integrity of our financial controls, disrupt operations or have impacts to the safety of our work environment. The Company manages these risks by establishing a common set of cybersecurity standards, periodic security testing, program maturity objectives, security partnerships and a unified security strategy built on a set of cybersecurity standards driven by the OEB. This Ontario specific set of standards is in alignment with the National Institute of Standards and Technology’s Cyber Security Framework. In addition to provincial regulatory requirements of the OEB, critical systems that support the North American Bulk Electric System are regulated by the North American Electric Reliability Critical Infrastructure Protection Standards. These two foundational frameworks establish strong security measures across all aspects of our operations.

RECENT DEVELOPMENTS AT HYDRO ONE

Sustainable Financing Framework Allocation Report

In January 2024, Hydro One Inc. published an allocation report, dated January 24, 2024, pursuant to the Hydro One Limited Sustainable Financing Framework (the “Framework”). See “General Development of the Business – Chronological Development of the Business – 2023 – Sustainable Financing Framework” for more information on the Framework.

Related Offerings Pursuant to the 2022 MTN Shelf Prospectus

On January 12, 2024, Hydro One Inc. issued $550 million aggregate principal amount of Series 59 Notes due 2034, which constituted an issuance of green bonds under the Framework. Hydro One Inc. also issued $250 million aggregate principal amount of Series 53 Notes due 2029, which constituted a re-opening of sustainable bonds under the Framework. See “General Development of the Business – Chronological Development of the Business – 2023 – Sustainable Financing Framework” for more information on issuances of medium term notes under the Framework.

Directors and Executive Officers

In January 2024, Chris Lopez announced his intention to step down as EVP, Chief Financial and Regulatory Officer, effective June 30, 2024.

RATE-REGULATED UTILITIES

Rate Applications in Ontario

Framework

The term “rate-regulated” is used to refer to an electricity business whose rates for transmission, distribution and other services are subject to approval by a regulator. The rate base of a rate-regulated utility means the net book value of the regulated assets of the utility, plus an allowance for working capital. The OEB is the regulator that approves electricity transmission and distribution rates in Ontario. Transmission and distribution rates have historically been determined using either a cost-of-service model or a performance-based model, which typically includes a cost-of-service base year. These models are reviewed and modified by the OEB from time to time.

In a cost-of-service model, a utility charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. A utility’s return on equity, or “ROE”, is the rate of return that a regulator allows the utility to earn on the equity portion of the utility’s rate base. The utility’s costs of providing its services must be prudently incurred. Cost savings are typically passed on to customers in the form of lower rates reflected in future rate decisions.

Cost of Service ($)	+	Return on Equity ($)	=	Revenue Requirement ($)

In a performance-based model, a utility also charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. However, rates are adjusted formulaically in years subsequent to the initial rebasing of costs. The formulaic adjustments in a performance-based model consider inflation and expectations regarding productivity. They assume that the utility becomes increasingly efficient over time. If a utility achieves cost savings in excess of those established by the regulator, the utility may retain some or all of the benefits of those cost savings, which may permit the utility to earn more than its allowed return on equity. In Ontario, transmission and distribution rates, including those of Hydro One, are now generally determined using a performance-based model.

CORPORATE STRUCTURE

Incorporation and Office

Hydro One Inc. was incorporated as Ontario Hydro Services Company Inc. by articles of incorporation dated December 1, 1998, under the OBCA. On May 1, 2000, it changed its name to Hydro One Inc. Its registered office and head office is located at 483 Bay Street, 8th Floor, South Tower, Toronto, Ontario M5G 2P5. Hydro One Inc. is a wholly-owned subsidiary of Hydro One Limited.

On August 31, 2015, the articles of Hydro One Inc. were amended to provide for certain share ownership restrictions required under amendments to the Electricity Act that came into force that day. On October 30, 2015, the articles of Hydro One Inc. were amended to remove restrictions on the Company’s ability to issue additional shares in its subsidiaries without the prior approval of the Minister of Energy, Science and Technology (predecessor to the Minister of Energy).

On October 31, 2015, the Province revoked all existing unanimous shareholder agreements, shareholder resolutions and shareholder declarations that restricted the powers of the directors to manage or supervise the business and affairs of Hydro One Inc.

Thereafter, on October 31, 2015, Hydro One Inc. repurchased for cancellation all of the outstanding Series A preferred shares in its capital and all of the remaining issued and outstanding shares of Hydro One Inc. were subsequently acquired by Hydro One Limited from the Province in exchange for the issuance to the Province of common shares and Series 1 preferred shares of Hydro One Limited.

On November 2, 2015, the articles of Hydro One Inc. were amended to remove the share ownership restrictions, revise the authorized capital of Hydro One Inc. to be an unlimited number of common shares and an unlimited number of Class A Preference Shares and to modernize the transfer restrictions on its securities.

On November 16, 2017, the articles of Hydro One Inc. were amended to revise the authorized capital of Hydro One Inc. to be an unlimited number of common shares, an unlimited number of Class A Preference Shares and an unlimited number of Class B Preference Shares.

Corporate Structure and Subsidiaries

The following is a simplified chart showing the organizational structure of Hydro One and the name and jurisdiction of incorporation of certain of its subsidiaries. This chart does not include all legal entities within Hydro One’s organizational structure. Hydro One Inc. owns, directly or indirectly, 100% of the voting securities of all of the subsidiaries listed below.

Notes:
(1)As of December 31, 2023, the Province directly owned approximately 47.1% of Hydro One Limited’s outstanding common shares.

Certain of Hydro One’s subsidiaries are described below:

•Hydro One Networks – the principal operating subsidiary that carries on Hydro One’s rate-regulated transmission and distribution businesses.

•Hydro One Remote Communities – generates and supplies electricity to remote communities in northern Ontario.

GENERAL DEVELOPMENT OF THE BUSINESS

Chronological Development of the Business

Background

In August 2015, Hydro One Limited was incorporated by the Province as its sole shareholder. In 2015, prior to the closing of the initial public offering of Hydro One Limited, all of the issued and outstanding common shares of Hydro One Inc. were acquired by Hydro One Limited.

2021

Integration of Orillia Power

In June 2021, Hydro One completed the integration of Orillia Power, an electricity distribution company located in Simcoe County, Ontario. In September 2020, Hydro One Inc. acquired Orillia Power from the Corporation of the City of Orillia for a purchase price of approximately $28 million, including closing adjustments.

Integration of the Business and Distribution Assets of Peterborough Distribution Inc.

In June 2021, Hydro One completed the integration of the business and distribution assets of PDI, including the integration of employees, customer and billing information, business processes and operations. In August 2020, Hydro One Inc. acquired the business and distribution assets of PDI from the City of Peterborough for a purchase price of approximately $104 million, including the assumption of agreed upon liabilities and final closing adjustments.

2022

Sustainability-Linked Loan Amendments to Hydro One Credit Facilities

In January 2022, Hydro One Limited and Hydro One Inc. successfully amended their syndicated credit facilities to incorporate ESG targets. The facilities now include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain sustainability performance measures, which are related to Hydro One’s sustainability goals.

Directors and Executive Officers

Effective June 8, 2022, Jessica McDonald resigned as a director of Hydro One Limited and Hydro One Inc.

Effective June 8, 2022, Mark Podlasly was elected as a director of Hydro One Limited and Hydro One

Inc.

Effective June 21, 2022, Mark Poweska resigned as President and Chief Executive Officer and a director of Hydro One Limited and Hydro One Inc.

Effective June 21, 2022, William Sheffield was appointed as Interim President and Chief Executive Officer of Hydro One Limited and Hydro One Inc.

Effective September 16, 2022, Jason Fitzsimmons resigned as Chief Corporate Affairs and Customer Care Officer of Hydro One Networks.

2022 MTN Shelf Prospectus and Related Offerings

On June 3, 2022, Hydro One Inc. filed a short form base shelf prospectus in each of the provinces of Canada qualifying the issuance of up to $4 billion of medium term notes of Hydro One Inc. from time to time during the 25-month period ending July 6, 2024 (the “2022 MTN Shelf Prospectus”). The 2022 MTN Shelf Prospectus replaced the short form base shelf prospectus of Hydro One Inc. that expired on May 14, 2022. To date, Hydro One Inc. has issued the following medium term notes pursuant to the 2022 MTN Shelf Prospectus on the dates indicated:

MTN Series	Aggregate Principal Amount	Issuance Date

Series 52 Notes due 2028	$750 million	October 27, 2022

Series 53 Notes due 2029	$300 million	January 27, 2023

Series 54 Notes due 2033	$450 million	January 27, 2023

Series 55 Notes due 2053	$300 million	January 27, 2023

Series 56 Notes due 2026	$425 million	September 21, 2023

Series 57 Notes due 2025	$400 million	October 20, 2023

Series 58 Notes due 2054	$400 million	November 30, 2023

Series 58 Notes due 2054 (re-opening)	$100 million	December 12, 2023

Series 59 Notes due 2034	$550 million	January 12, 2024

Series 53 Notes due 2029 (re-opening)	$250 million	January 12, 2024

Equity Partnership Model with First Nation Communities

In September 2022, Hydro One announced its new equity partnership model pursuant to which it will offer First Nations a 50% equity stake in all new large-scale capital transmission line projects with a value exceeding $100 million.

2023

Directors

Effective June 2, 2023, Mitch Panciuk, Helga Reidel, and Brian Vaasjo were elected directors of Hydro One Limited and Hydro One Inc. at Hydro One Limited’s annual meeting of shareholders. The new directors replaced William Sheffield, Blair Cowper-Smith, and Russel Robertson who did not stand for re-election.

Executive Officers

Effective February 1, 2023, William Sheffield resigned as Interim President and Chief Executive Officer of Hydro One Limited and Hydro One Inc.

Effective February 1, 2023, David Lebeter was appointed as President and Chief Executive Officer of Hydro One Limited and Hydro One Inc.

Effective April 13, 2023, David Lebeter resigned as Chief Operating Officer.

Effective April 13, 2023, Teri French was appointed Executive Vice President, Operations and Customer Experience. Teri French’s current title is Executive Vice President, Safety, Operations and Customer Experience.

Effective April 13, 2023, Andrew Spencer was appointed Executive Vice President, Capital Portfolio Delivery.

Effective April 13, 2023, Paul Harricks resigned as Executive Vice President, Chief Legal Officer.

Effective April 13, 2023, Megan Telford’s title was expanded to Executive Vice President, Strategy, Energy Transition and Human Resources.

Effective April 13, 2023, Chris Lopez’s title was expanded to Executive Vice President, Chief Financial and Regulatory Officer.

Sustainable Financing Framework

In January 2023, Hydro One Limited announced the publication of the Framework, a first for a utility in Canada. The Framework allows Hydro One Limited and its subsidiaries (including Hydro One Inc.) to issue sustainable financing instruments, such as sustainable and green bonds, and allocate the net proceeds to investments in eligible green and social project categories. The project categories include: clean energy, energy efficiency, clean transportation, biodiversity conservation, climate change adaptation, socio-economic advancement of Indigenous peoples and access to essential services (such as the electrical grid and enablement of high-speed broadband internet). Under the Framework, Hydro One Limited committed to providing an annual verification regarding the allocation of net proceeds of any green and/or sustainable financing, until the net proceeds of any such financing are fully allocated to eligible projects identified under the Framework. The Framework has been reviewed by Sustainalytics, a global leader in providing ESG research and analysis. Sustainalytics issued a second party opinion confirming that the Framework aligns with the International Capital Markets Association (ICMA) Sustainability Bond Guidelines 2021, Green and Social Bond Principles 2021 and the Loan Syndications and Trading Association (LSTA) Green and Social Loan Principles 2021.

In 2023, Hydro One Inc. issued the following medium term notes pursuant to the 2022 MTN Shelf Prospectus:

•On January 27, 2023, Hydro One Inc. issued $300 million aggregate principal amount of Series 53 Notes due 2029, $450 million aggregate principal amount of Series 54 Notes due 2033, and $300 million aggregate principal amount of Series 55 Notes due 2053. The offering constituted Hydro One Inc.’s first sustainable bond offering pursuant to the Framework;
•On September 21, 2023, Hydro One Inc. issued $425 million aggregate principal amount of Floating Rate Medium Term Notes, Series 56, due 2026. This offering constituted an issuance of green bonds pursuant to the Framework and was the first issuance of green floating rate notes by a corporate issuer in Canada;
•On October 20, 2023, Hydro One Inc. issued $400 million aggregate principal amount of Series 57 Notes due 2025. This offering constituted an issuance of green bonds under the Framework;
•On November 30, 2023, Hydro One Inc. issued $400 million aggregate principal amount of Series 58 Notes due 2054. This offering constituted an issuance of green bonds under the Framework; and
•On December 12, 2023, Hydro One Inc. re-opened the Series 58 Notes for an additional $100 million aggregate principal amount, bringing the total Series 58 Notes outstanding to $500 million aggregate principal amount. This offering constituted an issuance of green bonds under the Framework.

Hydro One intends to allocate the net proceeds from the issuance of green bonds under the Framework to finance and/or refinance, in whole or in part, new and/or existing green projects and the net proceeds from the issuance of sustainable bonds under the Framework to finance and/or refinance, in whole or in part, new and/or existing green and social projects that meet the eligibility criteria pursuant to the Framework. See “Recent Developments at Hydro One – Related Offerings Pursuant to the 2022 MTN Shelf Prospectus” for more information on recent offerings in 2024 under the Framework.

Agreement to Acquire Chapleau Public Utilities Corporation

In November 2023, Hydro One Networks reached a definitive agreement to acquire the distribution business of Chapleau Public Utilities Corporation, an electricity distribution company located in the

Township of Chapleau, subject to the satisfaction of customary closing conditions and approval by the OEB. The total purchase price is approximately $2.3 million and includes substantially all of Chapleau Public Utilities Corporation’s distribution assets. Hydro One Networks filed its MAAD Application on November 20, 2023, seeking OEB approval of the acquisition of Chapleau Public Utilities Corporation’s distribution assets.

Transmission Line Projects in Northeast and Eastern Ontario

In October 2023, the Minister of Energy directed the OEB to amend Hydro One Networks’ transmission licence to develop and seek approvals for three new priority transmission lines. In November 2023, the OEB amended Hydro One Networks’ transmission licence to include:

•Mississagi to Third Line – an approximately 75 kilometre, 230 kV transmission line between Mississagi TS and Third Line TS;
•Hanmer to Mississagi Line – an approximately 205 kilometre, 500 kV transmission line between Hanmer TS and Mississagi TS; and
•Greater Toronto Area East Line – an approximately 50 kilometre, 230 kV transmission line between either Cherrywood TS or Clarington TS and Dobbin TS.

Through Hydro One’s equity partnership model, First Nations have the opportunity to invest in a 50% equity stake in the transmission line component of the three priority transmission lines once complete. See “General Development of the Business – Chronological Development of the Business – 2022 – Equity Partnership Model with First Nation Communities” and see “Business of Hydro One – Indigenous Communities” for more information on the Equity Partnership with First Nations.

COVID-19 and Related Developments

In 2023, the World Health Organization declared the end to COVID-19 as a public health emergency, which was originally declared a global pandemic in 2020. During the pandemic, the Company had continued to operate in-line with evolving safety procedures and practices.

Hydro One has not been immune to the global supply chain disruptions and pricing pressures that were experienced across the utility industry. However, it has managed these disruptions by shifting projects and taking proactive measures to ensure it has the materials and equipment necessary to complete its capital work program. As a result, there has not been a material impact to the overall work program.

General Development of the Business

In addition to the chronological development of the business, the following general developments in the business have occurred and continue to be relevant.

Customer Focus

Hydro One’s continued focus on customer service remains a critical aspect of its success as a company. Greater corporate accountability for performance outcomes, and company-wide improvements in productivity and efficiency, align with customers’ expectations of how Hydro One should operate. Hydro One intends to continue to offer affordable and reliable electricity, advocate for its customers and empower them to make informed decisions about their energy usage and respond to emerging customer needs.

Customer Service

Hydro One is committed to delivering value to its customers by understanding customers’ current and future needs and expectations so that the Company can continuously improve its service. This includes specific, measurable commitments that encompass all areas of service. In 2023, residential and small business customer satisfaction scores remained unchanged from 2022 at 87%, transmission customer satisfaction also remained unchanged from 2022 at 88%, and commercial and industrial satisfaction increased from 2022 from 74% to 82%.

Hydro One is on a multi-year journey to transform the customer experience by continuing to invest in technology such as interaction analytics, home energy insights, and automated performance scorecards for contact service representatives.

Review of Operations

Hydro One is committed to providing value to its customers and shareholders by identifying and acting on opportunities to become the safest and most efficient utility. Hydro One has been focused on the identification of opportunities for improved corporate performance and the development of strategies to drive safer, more efficient and cost-effective operations. Hydro One conducts regular reviews of key corporate activities and programs, covering areas such as construction services and project management practices, asset deployment and controls, asset planning, information technology and cybersecurity, vegetation management practices, fleet services and utilization, supply chain management and business continuity planning. The Company has and continues to observe and implement operational and cost improvements across work planning and execution.

Strategy

In November 2019, Hydro One released its updated corporate strategy which reaffirms the Company’s commitment to Ontario and the provision of safe, reliable and affordable electricity. The strategy focuses on five key aspirational priorities:

•Plan, Design And Build A Grid For The Future
We will plan, design and build a reliable grid taking into account changing technologies to prevent future outages. There will be increased focus on grid resilience in order to restore power after events. Climate change and sustainability factors will be taken into consideration in our planning processes to increase resilience and lower our environmental footprint. We will incorporate distributed energy resources to enable customer choice while delivering exceptional value to customers through best-in-class asset management practices.

•Be The Safest And Most Efficient Utility
We will transform and improve our safety culture through robust safety analytics as well as grass-roots engagement with our employees. Field operations will be more empowered to drive efficiency, productivity and reliability and provided with efficient corporate support. There will be a focus on efficient capital delivery to support an ongoing growing work program.

•Be A Trusted Partner
We will make concerted efforts to build and grow relationships with Indigenous peoples, government and industry partners. We will proactively address community concerns and establish strong partnerships with our customers through local investment and economic development for the benefit of Ontarians.

•Advocate For Our Customers And Help Them Make Informed Decisions
We will make it easier to do business with Hydro One by strengthening the customer experience through innovative customer-centric practices. We will help our customers make informed decisions with deeper insights and leverage our position as energy experts. We will expand access to energy offerings to become the provider of choice to our customers.

•Innovate And Grow The Business
We will continue to invest responsibly in our core transmission and distribution business. In addition, we will pursue incremental regulated and unregulated business opportunities through innovation and our focused presence in Ontario.

In 2023, Hydro One undertook a review of its corporate strategy and expects to release a refreshed strategy in 2024.

Sustainability Report

In August 2023, Hydro One Limited published its 2022 Sustainability Report, highlighting its progress in 2022 and its plans for future years. The 2022 Sustainability Report provides an account of the Company’s ESG performance. The Sustainability Report provides stakeholders, partners, customers, and communities, including Indigenous communities, with a better understanding of how Hydro One manages the opportunities and challenges associated with our business. Hydro One is committed to releasing an annual sustainability report and to continue to improve the quality of its ESG disclosures. The Company’s annual sustainability reporting is aligned with the Sustainability Accounting Standards Board, the Global Reporting Initiative Standards and the United Nations Sustainable Development Goals, and prepared broadly following the recommendations of the Task Force on Climate-related Financial Disclosures.

BUSINESS OF HYDRO ONE

Segments

Hydro One is Ontario’s largest electricity transmission and distribution utility with approximately $33 billion in assets and 2023 revenues of approximately $7.8 billion. Hydro One owns and operates substantially all of Ontario’s electricity transmission network and is the largest electricity distributor in Ontario by number of customers. Hydro One delivers electricity safely and reliably to approximately 1.5 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Through its subsidiaries, Hydro One Inc. owns and operates approximately 30,000 circuit kilometres of high-voltage transmission lines and approximately 125,000 circuit kilometres of primary low-voltage distribution lines.

Hydro One has three segments: (i) transmission business; (ii) distribution business; and (iii) other. Each of the three segments is described below.

Hydro One’s transmission and distribution businesses are both operated primarily by Hydro One Networks. This allows both businesses to utilize common operating platforms, technology, work processes, equipment and field staff and thereby take advantage of operating efficiencies and synergies. For regulatory purposes, Hydro One Networks has historically filed separate rate applications with the OEB for each of its licensed transmission and distribution businesses. In 2021, a single application was filed for the Hydro One Networks transmission and distribution businesses for the period 2023 to 2027, which was approved by the OEB in November 2022. See “Transmission Business Segment – Regulation – Transmission Rate Setting” for more information.

Transmission Business Segment

Overview

Hydro One’s transmission business consists of owning and operating Hydro One’s transmission system, which accounts for approximately 92% of Ontario’s transmission capacity based on the network component of the revenue requirement3 approved by the OEB.4 All of the Company’s transmission business is carried out through its wholly-owned subsidiaries, Hydro One Networks and HOSSM, as well as through the Company’s approximately 66% interest in B2M Limited Partnership and approximately 55% interest in NRLP. Hydro One’s transmission business represented approximately 60% of its total assets as at Decem
3 The network component of the revenue requirement is Hydro One’s portion of the transmission revenue requirement attributed to assets that are used for the common benefit of all Hydro One and non-Hydro One customers in the province.

4    Hydro One owns and operates approximately 95% of the transmission system in Ontario when based on the total OEB approved revenue requirement.

ber 31, 2023, and accounted for approximately 53% of its total revenues, net of purchased power5 in 2023 and approximately 28% of its total revenues in 2023, and approximately 52% of its total revenues, net of purchased power in 2022 and approximately 27% of its total revenues in 2022.

The Company’s transmission business is a rate-regulated business that earns revenues mainly from transmission rates that are subject to approval by the OEB. Transmission rates are generally determined using a performance-based model, which typically includes a cost-of-service base year. Transmission rates are administered and collected by the IESO and are remitted by the IESO to Hydro One on a monthly basis, which means that Hydro One’s transmission business has no direct exposure to end-customer counterparty risk.

Transmission rates are based on monthly peak electricity demand across Ontario’s transmission network. This gives rise to seasonal variations in Hydro One’s transmission revenues, which are generally higher in the summer and winter due to increased demand, and lower during other periods of reduced demand. Hydro One’s transmission revenues also include revenues associated with exporting energy to markets outside of Ontario. Ancillary revenue includes revenues from providing maintenance services to generators and from third-party land use.

Business

The Company’s transmission system serves substantially all of Ontario and transported approximately 137 TWh of energy throughout the province in 2023. Hydro One’s transmission customers consist of 35 local distribution companies (including Hydro One’s own distribution business) and 87 large industrial customers connected directly to the transmission network, including automotive, manufacturing, chemical and natural resources businesses. Electricity delivered over the Company’s transmission network is supplied by 135 generators in Ontario and electricity imported into the province through interties. Interties are transmission interconnections between neighbouring electric systems that allow power to be imported and exported.

The high voltage power lines in Hydro One’s transmission network are categorized as either lines which form part of the “bulk electricity system” or “area supply lines”. Power lines which form part of the bulk electricity system typically connect major generation facilities with transmission stations and often cover long distances, while area supply lines serve a local region. Ontario’s transmission system is connected to the transmission systems of Manitoba, Michigan, Minnesota, New York and Quebec through the use of interties, allowing for the import and export of electricity to and from Ontario.

Hydro One’s transmission assets were approximately $20 billion as at December 31, 2023 and include
5    Revenues, net of purchased power is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP, which is used to prepare the Company’s financial statements, and accordingly, these measures may not be comparable to similar measures used by other companies. Additional disclosure for this non-GAAP financial measure is incorporated by reference herein and can be found in the section titled “Non-GAAP Measures” of the Annual MD&A available on SEDAR+ under Hydro One Inc.’s profile at www.sedarplus.com.

transmission stations, transmission lines, a control centre and telecommunications facilities. Hydro One has approximately 309 in-service transmission stations and approximately 30,000 circuit kilometres of high voltage lines whose major components include cables, conductors and wood or steel support structures. All of these lines are overhead power lines except for approximately 270 circuit kilometres of underground cables located in primarily urban areas.

Hydro One’s transmission network is managed from a central location. This centre monitors and controls the Company’s entire transmission network and has the capability to remotely monitor and operate transmission equipment, respond to alarms and contingencies and restore and reroute interrupted power. There is also a backup facility which would be staffed in the event of an evacuation of the centre. In 2022, Hydro One’s new primary control centre became fully operational.

Hydro One uses telecommunications systems for the protection and operation of its transmission and distribution networks. These systems are subject to very stringent reliability and security requirements, which help the Company meet its reliability obligations and facilitate the restoration of power following service interruptions.

B2M Limited Partnership is Hydro One’s partnership with the Saugeen Ojibway Nation with respect to the Bruce-to-Milton transmission line. B2M Limited Partnership owns the transmission line assets relating to two circuits between Bruce TS and Milton Switching Station. Hydro One Networks owns the stations where the lines terminate. Hydro One maintains and operates the Bruce-to-Milton line and has an approximately 66% economic interest in the partnership. See “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate Applications – B2M Limited Partnership” for more information.

NRLP is Hydro One’s partnership with Six Nations of the Grand River Development Corporation and, through a trust, the Mississaugas of the Credit First Nation. NRLP owns the Niagara Line. Hydro One maintains and operates the Niagara Line, and has an approximately 55% interest in the partnership. See “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate Applications – Niagara Reinforcement Limited Partnership” for more information.

Regulation

Transmission Rate Setting

The OEB provides two revenue plan options for transmission rates in Ontario: the Custom Incentive Rate Setting Plan (the “Custom IR Method”) and the Incentive-Based Revenue Index Rate Setting Plan (the “Revenue Cap Index”).

Under the Revenue Cap Index, the first year’s revenue requirement reflects the transmitter’s cost of service; and annually thereafter, this amount is subject to a formulaic increase reflecting inflation, partially offset by a productivity factor. The revenue requirement in these subsequent years is set on the assumption that the transmitter will achieve efficiency or productivity improvements to offset the productivity factor imposed by the regulator. Under the Custom IR Method, a similar methodology to the Revenue Cap Index may be used; however, applications are multi-year and are designed to reflect a transmitter-specific revenue trend for the application term. For example, a transmitter may request incremental capital funding beyond amounts established in the base year revenue requirement.

The OEB sets transmission rates based on a two-step process. First, all transmitters apply to the OEB for approval of their revenue requirements. Second, the OEB aggregates the total revenue requirements of all transmitters in Ontario and applies a formula to arrive at a single set of rates that are charged to ratepayers for the three types of transmission services applicable in Ontario, namely: network services, line connection services and transformation connection services. The three separate rates charged for these services are the same for all transmitters and are referred to as “uniform transmission rates”. Uniform transmission rates for all transmitters are set by the OEB on an annual basis, using the revenue requirements set out in the most recent rate decision issued for each transmitter.

The filing requirements for transmitters mandate the integration of core RRF (defined below under “Business of Hydro One – Distribution Business Segment – Regulation – Distribution Rates”) concepts into revenue requirement applications. Transmitters applying for revenue requirements under the Custom IR Method or Revenue Cap Index must include: (i) evidence of the continuous improvement and efficiency gains anticipated to be achieved over the rate term; (ii) a mechanism to protect ratepayers in the event of earnings significantly in excess of the regulatory net income supported by the return on equity established in the approved revenue requirement; and (iii) proposed performance metrics applicable to their individual circumstances. A key component of rate-setting under the RRF is benchmarking evidence to support cost forecasts and system planning proposals.

Recent Transmission Rate Applications

Hydro One Networks, B2M Limited Partnership, HOSSM and NRLP file separate applications to the OEB for the approval of their transmission revenue requirement for transmission services.

Hydro One Networks

In April 2019, Hydro One Networks filed an appeal with the Ontario Divisional Court with respect to the OEB’s 2017 deferred tax asset decision, whereby the OEB concluded that the net deferred tax asset resulting from the transition from the payments in lieu of tax regime under the Electricity Act to the federal and provincial tax regimes in connection with Hydro One Limited’s 2015 initial public offering should be shared with Hydro One Networks’ ratepayers instead of accruing entirely to Hydro One Limited’s shareholders. In the appeal, Hydro One Networks sought allocation to Hydro One Limited’s shareholders of the full amount of the future tax savings arising from the deferred tax asset.

In July 2020, the Ontario Divisional Court rendered its decision and held that the OEB decision was incorrect in law because the OEB had failed to apply the correct legal test. The Ontario Divisional Court set aside the OEB’s decision and held that the deferred tax asset should be allocated to shareholders in its entirety. However, the Ontario Divisional Court concluded that it did not have jurisdiction to substitute its own decision for that of the OEB and, with clear directions as to what the OEB’s decision must be, ordered that the matter be returned to the OEB.

In October 2020, the OEB issued a procedural order to implement the direction of the Ontario Divisional Court and required Hydro One to submit its proposal for the recovery of the deferred tax asset amounts allocated to Hydro One Networks’ ratepayers for the 2017 to 2022 period. In April 2021, the OEB issued its decision and approved recovery of the deferred tax asset amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period, plus carrying charges, over a two-year recovery period from July 1, 2021 to June 30, 2023.

In March 2019, Hydro One Networks filed a three-year custom incentive rate application with the OEB for its 2020-2022 transmission revenue requirements. The application requested the OEB’s approval of revenue requirements of $1,623 million for 2020. In June 2019, Hydro One Networks filed updates to the application reflecting recent financial results and other adjustments.

In April 2020, the OEB issued its decision on Hydro One Networks’ 2020-2022 transmission rate application. In July 2020, the OEB issued its final rate order for the 2020-2022 transmission rates approving a revenue requirement of $1,630 million, $1,701 million and $1,772 million for 2020, 2021 and 2022, respectively.

In July 2020, the OEB issued its decision for the uniform transmission rates. The 2020 uniform transmission rates that were put in place on an interim basis on January 1, 2020 continued for the remainder of 2020 in light of the COVID-19 pandemic.

In December 2020, the OEB issued its decision and order setting the final 2021 uniform transmission rates effective January 1, 2021, which included the approval of a two-year disposition period for Hydro One Networks’ 2020 forgone revenue including interest, beginning on January 1, 2021.

In March 2018, the OEB issued a letter stating that the OEB expected Hydro One Networks to file a joint distribution-transmission rate application for the period from 2023 to 2027. In August 2021, Hydro One Networks filed a custom joint rate application for 2023-2027 (the “JRAP”) which included a proposed investment plan supporting the transmission and distribution revenue requirements. The JRAP requested the OEB’s approval of transmission revenue requirements of $1,823 million for 2023, $1,938 million for 2024, $2,028 million for 2025, $2,140 million for 2026 and $2,219 million for 2027.

In November 2022, the OEB approved the settlement in whole and issued its final rate order for the 2023-2027 transmission rates approving a revenue requirement of $1,952 million, $2,073 million, $2,168 million, $2,277 million, and $2,362 million for 2023, 2024, 2025, 2026, and 2027, respectively. Notwithstanding that the parties to settlement agreed to reduce Hydro One Networks’ proposed capital and operating expenditures, the approved revenue requirement exceeds Hydro One Networks’ proposed revenue requirement due to increases to the OEB’s cost of capital parameters and inflation factor for 2023.

Following the OEB approval of the JRAP and completion of the recovery of deferred tax asset amounts, Hydro One Networks’ effective tax rate over the JRAP period is expected to be between 13% and 16%. See also “Business of Hydro One – Distribution Business Segment – Regulation – Recent Distribution Rate Applications – Hydro One Networks”.

B2M Limited Partnership

In July 2019, B2M Limited Partnership filed a transmission rate application for 2020-2024. On December 9, 2019, B2M Limited Partnership reached a settlement on all issues with OEB staff and intervenors. In January 2020, the OEB approved the settlement agreement effective January 1, 2020, including a 2020 base revenue requirement of $33 million, and a revenue cap escalator index for 2021 to 2024. The transmission rate application is updated annually, and in September 2023, the OEB approved a rate increase of 4.8% effective January 1, 2024.

HOSSM

In 2018, Hydro One completed the operational integration of HOSSM (formerly Great Lakes Power Transmission LP), which was acquired in October 2016.

HOSSM is under a ten-year deferred rebasing period for years 2017-2026, following receipt of approval by the OEB of Hydro One’s acquisition of HOSSM in October 2016. In July 2018, HOSSM filed a 2019 application to allow for inflationary increase (“revenue cap escalator factor”) to its previously approved revenue requirement. The revenue cap escalator factor is designed to add inflationary increases to the revenue requirement on an annual basis. In June 2019, the OEB approved the revenue cap escalator index at 1.1% (net), which was applied to HOSSM’s base revenue requirement for 2019, effective February 1, 2019, and also approved the 2019-2026 revenue cap framework. The revenue requirement is updated annually, and in October 2023, the OEB approved a rate decrease of 2.04% effective January 1, 2024.

Niagara Reinforcement Limited Partnership

In 2018, the NRLP was formed for the purpose of owning a new 230 kV transmission line in the Niagara region (the “Niagara Line”) to enable generators in the Niagara area to connect to load centres of the Greater Toronto and Hamilton areas.

In October 2019, NRLP filed its revenue cap incentive rate application for 2020-2024. In December 2019, the OEB approved NRLP’s proposed 2020 revenue requirement of $9 million on an interim basis effective January 1, 2020. In February 2020, NRLP reached a settlement on all issues, accepting the 2020 base costs and the 2019 incurred costs as presented. The settlement included a 50% reduction to the inflation component and a 0.6% capital adjustment factor to account for a decreasing rate base value. In

April 2020, the OEB approved the settlement agreement. The revenue requirement is updated annually, and in September 2023, the OEB approved a rate increase of 2.1% effective January 1, 2024.

Reliability Standards and Regulations for Transmission

The Company’s transmission business is required to comply with various mandatory regulations for transmission reliability, including mandatory standards, directories, market rules, and the Transmission System Code (collectively, the “Reliability Standards”) established by NERC, NPCC, the OEB and the IESO, which are international, regional and Ontario reliability regulatory authorities, respectively, involved in regulating, promoting and otherwise improving the reliability of transmission networks in North America. Hydro One’s compliance with these Reliability Standards is enforced by the OEB, IESO and the Canadian Energy Regulator.

In addition to the currently enforced Reliability Standards, NERC, NPCC, the OEB and IESO continue to develop and issue new and revised Reliability Standards and other regulations, including Critical Infrastructure Protection Standards and Cybersecurity Regulations with which Hydro One and other utilities, owners and operators of the bulk electricity system in North America must comply. Hydro One expects to continue to perform work, and to incur associated costs, in order to achieve, sustain and demonstrate compliance with all of these Reliability Standards. Hydro One anticipates that these costs will be recovered in rates. See the Annual MD&A under the subheadings “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Compliance with Laws and Regulations”, “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Risk Associated with Information Technology (IT), Operational Technology (OT) Infrastructure and Data Security” and “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Risks Relating to Asset Condition, Capital Projects and Innovation” for more information.

Regional Planning

The OEB oversees regional planning processes to ensure that transmission and distribution investments are coordinated at a regional level. One of the OEB objectives for regional planning is to review and/or rely on the recommendations within the regional planning reports to support rate applications submitted by transmitters and distributors and “leave to construct” applications submitted by transmitters. In Ontario, the first and last phases (Needs Assessment and Regional Infrastructural Plan) of the regional planning process are led by the transmitter responsible for a particular geographic region. Hydro One also coordinates with the IESO on its Integrated Regional Resource Planning, which is another phase of the regional planning process. For this purpose, the province is divided into 21 regions. As the largest transmitter in Ontario, Hydro One plays a key role in the regional planning process and is responsible for leading the regional planning process in 20 of the 21 designated regions.

In conducting regional planning, Hydro One works closely with the IESO and all distributors in the region through study teams to jointly identify needs and develop transmission and distribution investment options.

In December 2020, the OEB announced that it was initiating a consultation to undertake a review of the regional planning process that applies to Ontario’s electricity sector, to improve the efficiency and effectiveness of the current regional planning process. As a result, the OEB re-established its Regional Planning Process Advisory Group (“RPPAG”), comprised of a number of interested stakeholders, including Hydro One, to assist in its review. In December 2021, the RPPAG provided its report to the OEB with recommendations intended to improve the regional planning process in Ontario. In April 2022, the OEB issued a letter endorsing the recommendations and provided an implementation plan. The RPPAG has made several changes to the regional planning process, all of which have been formally implemented in 2022 and 2023. The changes include updates to OEB filing requirements; updates to CDM guidelines to address potential barriers to CDM measures in regional planning; bulletins clarifying local preference and cost allocation; and new processes to enhance coordination with municipalities and improved load forecasting.

Major Transmission Capital Investment Projects

Hydro One has a portfolio of transmission projects across the province of Ontario. See the Annual MD&A under the subheading “Capital Investments – Major Transmission Capital Investment Projects” for more information on significant transmission projects.

Capital Expenditures

The Company anticipates that it will spend in the range of approximately $1,507 million to $1,998 million per year, over the next four years, on capital expenditures relating to its transmission business. The Company’s capital expenditure plans are included in Hydro One’s applications to the OEB for transmission and distribution, and are subject to approval by the OEB. See the Annual MD&A under the subheadings “Capital Investments – Future Capital Investments” and “Capital Investments – Major Transmission Capital Investment Projects” for more information on future capital expenditures.

The Company incurs both sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are those investments required to replace or refurbish our assets and facilities to ensure that the transmission system continues to function as originally designed. Hydro One’s plans to maintain, refurbish or replace existing assets are based upon risk assessments, asset condition assessments and end-of-service life criteria specific to each type of asset. Priorities are assigned to each type of investment based upon the extent of the risks that it mitigates.

Investments to sustain Hydro One’s transmission assets are critical to maintain the safety, reliability and integrity of its existing transmission network. Hydro One’s sustainment capital plan is designed to maintain Hydro One’s transmission reliability performance, as determined by measures such as the average frequency and duration (in minutes) of unplanned interruptions per delivery point. The Company expects that significant investments will be required to sustain its existing infrastructure over the long term.

The Company’s development capital expenditure plan is designed to address Ontario’s expected change in the generation profile, accommodate load growth in areas throughout Ontario and support the economic growth in Ontario including industrial and agricultural growth and connection of the remote communities in the northern part of the province. Development capital expenditures include those investments required to develop and build new large-scale projects such as new transmission lines and stations as well as smaller projects such as transmission line or station reinforcements, extensions or additions to connect generation or serve load.

The Company engages with various stakeholders, including its customers and the IESO, as it develops its capital plans. It also engages affected communities and parties who may be impacted by individual projects. The Company also consults with Indigenous communities whose rights may be affected by its projects.

Competitive Conditions

Within our principal market of Ontario, the Company operates and maintains substantially all of the transmission system. Competition for transmission services in Ontario is currently limited. The adoption by the OEB of uniform transmission rates that apply to all transmitters also reduces the financial incentive for customers to seek alternative transmission providers, since each transmitter in Ontario charges the same uniform rate for transmission services. Hydro One competes with other transmitters for the opportunity to build new large-scale transmission facilities in Ontario. The competitive process was amended in 2016 by the proclamation of the Energy Statute Law Amendment Act to allow for the selection of a transmitter outside the existing competitive process. The 2017 Long-Term Energy Plan directed the IESO to develop a transmission procurement process that is clear, cost-effective, efficient and able to respond to changing policy, market and system needs. In October 2020, the IESO, Infrastructure Ontario and the Canada Infrastructure Bank issued a written market sounding to obtain views and insights of various parties regarding potential IESO-led competitive transmission procurement transaction structures, including the role of government, project development activities, allocation of risks and potential financing arrangements. In early 2021, the IESO initiated an engagement to formalize the bulk system planning process. The IESO has noted that the output of the process will inform competitive mechanisms to meet Ontario’s resource adequacy needs.

In November 2023, the IESO launched an engagement initiative with stakeholders on the development of a Transmitter Selection Framework. This initiative supports the Province’s Powering Ontario’s Growth report. The Province expects that the development of a Transmitter Selection Framework will evolve Ontario’s current approach to transmitter selection for transmission projects and provide a predictable process to improve efficiency and foster competition and innovation, while aligning with bulk systems and regional planning. The IESO is expected to report back to the Province by mid-2024. See “The Electricity Industry in Ontario – Regulation of Transmission and Distribution – IESO” for more information.

Hydro One does not compete with other transmitters with respect to investments which are made to sustain or develop its existing transmission infrastructure.

Distribution Business Segment

Overview

Hydro One’s distribution business consists of owning, operating and maintaining Hydro One’s distribution system, which Hydro One Inc. owns primarily through its wholly-owned subsidiary, Hydro One Networks, the largest local distribution company in Ontario. The Company’s distribution system is also the largest in Ontario. The Company’s distribution business is a rate-regulated business that earns revenues mainly by charging distribution rates that are subject to approval by the OEB. Hydro One’s distribution business also includes the business of its wholly-owned subsidiary, Hydro One Remote Communities, which supplies electricity to customers in remote communities in northern Ontario. The Company’s distribution rates are generally determined using a performance-based model, except for the distribution rates of Hydro One Remote Communities, which are set on a cost-recovery basis and do not include a return on equity.

Hydro One’s distribution business represented approximately 39% of its total assets as at December 31, 2023, and accounted for approximately 47% of its total revenues in 2023, net of purchased power,6 and approximately 72% of its total revenues in 2023 and approximately 48% of its total revenues in 2022, net of purchased power and approximately 73% of its total revenues in 2022. Distribution revenues include distribution rates approved by the OEB and amounts to reimburse Hydro One for the cost of purchasing electricity delivered to its distribution customers. Distribution revenues also include minor ancillary service revenues, such as fees related to the joint use of the Company’s distribution poles by participants in the telecommunications and cable television industries, as well as miscellaneous charges such as charges for late payments.

As at December 31, 2023, Hydro One’s distribution assets were approximately $13 billion.

Business

Hydro One delivers electricity through its distribution network to approximately 1.5 million residential and business customers, most of whom are located in rural areas, as well as 44 local distribution companies (including Hydro One’s own distribution business).

Hydro One’s distribution system includes approximately 125,000 circuit kilometres of primary low-voltage distribution lines and approximately 1,000 distribution and regulating stations. Other distribution assets include poles, transformers, service centres and equipment.

Hydro One’s distribution system services a predominantly rural territory. As a result of the lower
6    Revenues, net of purchased power is a non-GAAP financial measure.

population density in the Company’s service territory, the Company’s costs to provide distribution services may be higher than those of distributors who service urban areas. Furthermore, unlike the distribution systems found in urban areas, most of Hydro One’s distribution system was not designed with redundancy, to be interconnected in loops with other distribution lines, with the result that interruptions experienced at any point along a distribution line in Hydro One’s network can cause all customers downstream of the interruption point to lose power. Accordingly, the reliability of Hydro One’s distribution system is lower than that of local distribution companies which service urban territories that typically have redundancy built into their systems.

The Company engages in vegetation management activities to maintain the reliability of Hydro One’s distribution system on a preventive basis and to protect public health and safety. This consists of the trimming or removal of trees to lower the risk of contact with distribution lines, thereby reducing the risk of power outages, and preventing potential injury to the public or employees. The Company’s monitoring systems assist with determining areas of priority and with system restoration. The Company relies on its local line crews for these restoration activities.

Hydro One’s distribution business is involved in the connection of electricity generation, including renewable energy. Hydro One invests in upgrades and modifications to its distribution system to accommodate these sources of generation and ensure the continued reliability of its distribution network. As at December 31, 2023, there were approximately 19,000 small, mid-size and large embedded generators connected to Hydro One’s distribution network, including approximately 16,800 generators with capacities of up to 10 kW. As at December 31, 2023, Hydro One also had approximately 171 generators pending connection.

Hydro One has played a significant role in the installation of smart meters and the migration of distribution customers to time-of-use pricing in Ontario. Smart meters are regarded as an integral means of promoting a culture of conservation and allow customers to change their electricity consumption patterns and reduce their costs. Hydro One has completed all material activities associated with the implementation of smart meters and has transitioned the vast majority of its customers to Time-of-Use pricing. As part of the JRAP, in November 2022, the OEB approved in whole Hydro One Networks’ proposed capital program to modernize the entire smart metering infrastructure as system and assets reach their end of service over the next several years. The new systems will further enable customer interaction and grid operation capabilities. Hydro One is piloting this new system in 2024 with a full implementation expected between 2025 to 2029. See “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate Applications – Hydro One Networks” and “Business of Hydro One – Distribution Business Segment – Regulation – Recent Distribution Rate Applications – Hydro One Networks” for more information on Hydro One Networks’ application.

Regulation

Distribution Rates

Distribution rates in Ontario are determined using a performance-based model set out in the OEB’s Renewed Regulatory Framework for Electricity Distributors: A Performance-Based Approach, which is sometimes referred to as the “RRF”. Under the RRF, distributors in Ontario may choose one of three rate-setting methods, depending on their capital requirements: 4th Generation Incentive Rate-Setting (now known as “Price Cap IR”), Custom IR Method, or Annual Incentive Rate-Setting Index.

The RRF contemplates that under the Price Cap IR method, a distributor will apply for the approval of its revenue requirement for an initial base year, reflecting the distributor’s cost of service. The revenue requirement for subsequent years is determined based on a formula that accounts for inflation and certain productivity factors set by the regulator. The revenue requirement in these subsequent years is set on the assumption that the distributor will achieve efficiency or productivity improvements to offset the productivity factor imposed by the regulator.

Under the Custom IR Method, a similar methodology to the Price Cap IR may be used; however, applications are multi-year and are designed to reflect a distributor-specific revenue trend for the application term. For example, a distributor may request incremental capital funding beyond amounts established in the base year revenue requirement.

The scope of applications under the Annual Incentive Rate-Setting Index option is limited to formulaic adjustments to prior year OEB-approved rates. The adjustment provides an increase based on inflation, partially offset by a productivity factor. Distributors under this plan do not have access to mechanisms for additional capital funding beyond the formulaic adjustment.

The RRF allows the distributor to retain all or a portion of the cost savings achieved in excess of the estimate established by the regulator during the period covered by the rate decision, subject to any sharing mechanisms that may be required by the OEB, as indicated in the decision of each rate application. This approach allows the distributor an ability to earn more than its allowed return on equity. The RRF also requires distributors to demonstrate certain performance outcomes, namely: customer focus, operational effectiveness, public policy responsiveness and financial performance. The OEB has stated that customer-focused outcomes and continuous performance improvements by distributors are central to the RRF framework objectives and are considered as part of a distributor rate application.

Performance measures are an important part of the RRF, and the OEB has established a standard performance scorecard for all distributors, which is reported annually. Distributors may also propose additional performance measures for approval by the OEB. Distributors are required to report to the OEB on their performance against the performance measures approved.

The OEB’s review process of the anticipated cost of service for providing distribution services under the

RRF follows a process similar to that of a transmission rate application. Once the revenue requirement for distribution services is determined, it is allocated across the distributor’s customer rate classes using a methodology approved by the OEB resulting in the setting of individual rates for distribution services based on each customer rate class. Distribution rates in Ontario are not the same for all distributors and reflect the particular circumstances of each distributor, including its own costs of providing electricity service to its own particular customers. The OEB policy, A New Distribution Rate Design for Residential Electricity Customers, changes the current distribution rate design for residential customers (a combination of a fixed monthly rate and a variable charge) to a fixed monthly charge only. In December 2015, the OEB increased the transition period for certain customer classes of Hydro One Networks to mitigate bill impacts. Implementation of all fixed distribution rates was completed in 2023 for the majority of Hydro One Networks’ residential customers. Changes to rate design will not impact the total revenue to be collected from these customer classes.

Recent Distribution Rate Applications

The Company’s distribution rates, other than the distribution rates of Hydro One Remote Communities, are determined by using a performance-based model.

Hydro One Networks

In August 2021, Hydro One Networks filed a custom joint rate application for 2023-2027 (the “JRAP”) which included a proposed investment plan supporting the transmission and distribution revenue requirements. The JRAP requested the OEB’s approval of distribution revenue requirements of $1,632 million for 2023, $1,711 million for 2024, $1,785 million for 2025, $1,881 million for 2026 and $1,965 million for 2027. In March 2022, Hydro One Networks filed updated evidence reflecting the impacts of updated inflation assumptions on the proposed investment plan as well as updated load forecasts. In October 2022, Hydro One Networks filed a settlement proposal with the OEB, which was further updated in November 2022 to reflect, among other things, the OEB’s cost of capital parameters and inflation factor for 2023. In November 2022, the OEB approved the settlement in whole and issued its final rate order for the 2023-2027 distribution rates approving a revenue requirement of $1,727 million, $1,813 million, $1,886 million, $1,985 million, and $2,071 million for 2023, 2024, 2025, 2026, and 2027, respectively. Notwithstanding that the parties to settlement agreed to reduce Hydro One Networks’ proposed capital and operating expenditures, the approved revenue requirement exceeds Hydro One Networks’ proposed revenue requirement due to increases to the OEB’s cost of capital parameters and inflation factor for 2023. See “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate Applications – Hydro One Networks” for more information.

Hydro One Remote Communities

In August 2022, Hydro One Remote Communities filed its Cost of Service rate application for 2023-2027 revenue requirements, including Rural and Remote Rate Protection (“RRRP”), and customer rates for the distribution and generation of electricity in the Hydro One Remote Communities service area. In March

2023, the OEB approved the Hydro One Remote Communities’ application, which became effective May 1, 2023, and includes a 3.72% overall rate increase, recovery of variance accounts and additional increases to the RRRP program.

In November 2023, Hydro One Remote Communities filed an application with the OEB for a 4.8% increase to 2023 base rates and escalation of RRRP (Remotes Operating) by the OEB approved inflation factor, effective May 1, 2024. A decision is anticipated in early 2024.

Hydro One Remote Communities’ business is exempt from a number of sections of the Electricity Act which relate to the competitive market. For example, Hydro One Remote Communities continues to apply bundled rates to customers in remote communities. Hydro One Remote Communities’ business is operated on a break-even basis, without a return on equity included in rates. As a result, any net income or loss in the year related to the regulated operations of Hydro One Remote Communities is recorded in a regulatory variance account for disposition in future rate applications.

Conservation and Demand Management

In March 2019, the Province directed the IESO to cancel the 2015-2020 Conservation First Framework and assume accountability for centralized delivery of conservation programs under an interim framework. The interim framework was in effect from April 1, 2019 until August 31, 2022. Under the interim framework, distributors, including Hydro One, were allowed to offer local programs that do not overlap with the IESO’s program offerings. Hydro One continues to deliver CDM programs to those customers for whom CDM project applications were approved.

In September 2020, the Minister of Energy issued a directive to the IESO establishing a $692 million CDM framework for the 2021-2024 period, effective January 1, 2021. The CDM framework focuses on cost-effectively meeting the needs of Ontario’s electricity system, regional and/or local electricity systems, including provincial peak demand reductions, which will be reassessed after the first two years. All programs are centrally delivered by IESO and address system needs identified in bulk, regional or distributor planning processes. Under the current framework, local distribution company participation occurs through the IESO’s competitive process.

In 2023, Hydro One participated in a joint working group with the IESO and other LDCs whereby the group discussed barriers facing LDC participation in delivering CDM programs and identified opportunities for LDCs and the IESO to collaborate in a new CDM framework that is expected to commence in 2025. In August 2023, the working group submitted a Recommendation Report to the Minster of Energy. The new framework is expected to be announced in the latter half of 2024.

Capital Expenditures

Hydro One’s asset sustainment activities are based on an assessment of asset condition. Distribution asset renewals are undertaken when assessments indicate there is a high risk of failure and where further maintenance activities are not appropriate. The Company expects capital expenditures for its distribution business in the near term to focus on new load connections, storm damage, wood pole replacement, and system capability reinforcement. In addition, the Company expects to continue to construct new distribution lines and stations in response to system growth forecasts, continued suburban community development, high load relief requirements and requirements to connect new sources of generation. The Company expects that it will spend in the range of approximately $884 million to $1,093 million per year over the next four years on capital expenditures relating to its distribution business.

Hydro One is continuing to modernize its distribution system through the deployment of smart devices (including remotely controllable switches and breakers as well as faulted circuit indicators) as power system assets are renewed. Hydro One has implemented a Distribution Management System (“DMS”) at its Ontario Grid Control Centre. The DMS has enabled Hydro One to monitor and control distribution components, perform real-time analysis and determine, with greater precision, the location of equipment failures. Additional functionality is planned to allow field staff to view system conditions remotely in real-time. Smart metering data will also be used to deliver operational and asset management benefits such as better notification of outages and their scope, asset loading information and other data. See the Annual MD&A under the subheading “Capital Investments – Future Capital Investments” for more information on future capital expenditures.

Competitive Conditions

Hydro One’s distribution service area is described in its distribution licence issued by the OEB. Only one distributor is permitted to provide distribution services in a service territory, and distributors have exclusive rights to provide service to new customers located within their service territory. As a result, there is very little direct competition for distribution services in Ontario, except near the borders of adjoining service territories, where a distributor may apply to the OEB to claim the right to serve new customers or new loads not currently connected to its distribution grid.

Ontario remains an active environment for local distribution company consolidation, resulting in competition for acquisition or merger opportunities. Potential acquirers may include strategic and financial buyers, in addition to other local distribution companies. Hydro One believes that it is well-positioned to continue to pursue consolidation opportunities within Ontario that are beneficial to all stakeholders. Consolidation continues within Ontario.

Other Segment

Hydro One’s other segment consists of certain corporate activities, including a deferred tax asset and is not rate-regulated. The deferred tax asset arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of the Company’s initial public offering in 2015. See “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate Applications – Hydro One Networks” for information on the deferred tax asset. Prior to November 6,

2015, Hydro One’s other segment principally consisted of its telecommunications business, run through Hydro One Telecom (now Acronym Solutions Inc.). Acronym Solutions Inc. is an indirect wholly-owned subsidiary of Hydro One Limited.

The other segment represented approximately 1% of Hydro One’s total assets as at December 31, 2023, and accounted for approximately 0% of its total revenues, net of purchased power,7 in 2023 and 2022 and approximately 0% of its total revenues in 2023 and 2022.

Indigenous Communities

Hydro One believes that building and maintaining respectful, positive and mutually beneficial relationships with Indigenous communities across the province is important to achieving the Company’s corporate objectives. Hydro One has established an Indigenous Relations Policy, demonstrating the Company’s desire to work proactively to build relationships with Indigenous communities based on understanding, respect and mutual trust. Hydro One is committed to working with Indigenous communities in a spirit of cooperation, partnership and shared responsibility. Hydro One’s equity partnerships with the Saugeen Ojibway Nation in respect of the Bruce-to-Milton transmission line and with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation in respect of the Niagara Line demonstrate the Company’s commitment to these principles. In keeping with the Company’s Indigenous Relations Policy, Hydro One’s Indigenous Relations team provides guidance and advice to support the Company in developing and advancing positive relationships. Hydro One also has several programs related to Indigenous communities and their citizens. These include educational and training opportunities which provide opportunities for work terms, Indigenous procurement partnership agreements along with community investments, customer support and outreach. Together, Hydro One Networks and Hydro One Remote Communities serve approximately 100 First Nation communities.

In September 2022, Hydro One announced its new equity partnership model pursuant to which it will offer First Nations a 50% equity stake in all new large-scale capital transmission line projects with a value exceeding $100 million. Hydro One currently has nine transmission lines under development that are subject to the new equity partnership model.

Hydro One supports Indigenous Procurement and has committed to reaching a target of 5% of total sourceable spend with Indigenous businesses by 2026.

The Company’s Indigenous Peoples, Safety & Operations Committee of the Board is responsible for assisting the Board in discharging the Board’s oversight of responsibilities relating to effective occupational health and safety and environmental policies and practices at Hydro One, and its relationship with Indigenous communities.

7    Revenues, net of purchased power is a non-GAAP financial measure.

Outsourced Services

Hydro One has outsourced certain non-core functions, including facilities management services with respect to its stations and other facilities, and certain back-office services such as information technology, payroll, and finance and accounting services. The Company’s back-office services were provided by a third-party service provider under an agreement that expired on December 31, 2021 for finance and accounting services, and the finance and accounting services were insourced back to Hydro One in 2022. For payroll, an extension of services with a third-party service provider expired on December 31, 2023, with such services being insourced back to Hydro One in 2024. The Company’s information technology services are provided by a third-party service provider under an agreement that was extended for two additional one-year terms expiring March 1, 2026. The Company’s facilities management services are provided by a third-party service provider under an agreement that expires on September 15, 2024, with an option for the Company to renew the agreement for an additional term of three years, at the Company’s discretion.

Employees

As at December 31, 2023, Hydro One had approximately 6,900 regular and 2,200 non-regular employees province-wide comprised of a mix of skilled trades, engineering, professional, managerial and executive personnel. The average number of Hydro One employees in 2023 was approximately 9,500, consisting of approximately 6,700 regular employees and approximately 2,800 non-regular employees. Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for contingent workers, sometimes referred to as “hiring halls”, and also by access to contract personnel. The hiring halls offer Hydro One the ability to access highly trained and appropriately skilled workers on a project-by-project basis. This arrangement provides the Company with more flexibility to address seasonal needs and unanticipated changes to its budgeted work programs. The Company also offers apprenticeship and technical training programs to ensure that future staffing needs will continue to be met.

The collective agreement between Hydro One Inc. and the Society of United Professionals (the “Society”) expired on March 31, 2023. On August 14, 2023, Hydro One Inc. and the Society reached a tentative agreement, and the agreement was ratified on September 11, 2023 and will expire on September 30, 2025.
The collective agreement between Hydro One Inc. and the Power Workers’ Union (the “PWU”) (for the main agreement, covering classifications excluding Customer Service Operations (“CSO”)) expired on March 31, 2023. On June 23, 2023, Hydro One Inc. and the PWU reached a tentative agreement, and the agreement was ratified on August 16, 2023 and will expire September 30, 2025. The collective agreement between Hydro One Inc. and the PWU covering CSO expired on September 30, 2022. On June 23, 2023, Hydro One Inc. and the PWU reached a tentative agreement, and the agreement was ratified on August 21, 2023 and will expire September 30, 2025.

The construction building trade unions have collective agreements with the Electrical Power Systems

Construction Association (the “EPSCA”). EPSCA is an employers’ association of which Hydro One is a member. The EPSCA construction collective agreements, which bind Hydro One, were renewed for a five-year period, covering May 1, 2020 to April 30, 2025. The Canadian Union of Skilled Workers (the “CUSW”) is an electrical construction union that represents Hydro One’s direct hire construction electrician and linespersons. The Hydro One Inc. and CUSW collective agreement covers the period from May 1, 2022 to April 30, 2026. See the Annual MD&A under the headings “Hydro One Work Force” and “Collective Agreements” for more information on employees.

Health, Safety and Environmental Management

Hydro One has an integrated Health, Safety and Environment Management System that includes key elements for the successful minimization of risk and continued performance improvements. Health, safety and environmental hazards and risks are identified and assessed, and controls are implemented to mitigate significant risks. The Company has policies in place regarding Health and Safety, Environment, Workplace Violence and Harassment and Public Safety.

Hydro One Networks is a designated “Sustainable Electricity Company” by the Canadian Electricity Association. This designation demonstrates Hydro One’s commitment to responsible environmental, social and economic practices, and to the principles of sustainable development.

Given the nature of the work undertaken by Hydro One employees, health and safety remain one of the Company’s top priorities. Safety is one of Hydro One’s core values. The Company has developed and is continuing to deliver its safety improvement plan consisting of programs and initiatives for incident prevention and to minimize the risk of injury to its employees and the public associated with its facilities and operations.

In 2019, Hydro One’s recordable injury rate reached less than 1 per 200,000 hours worked, a level which has since been maintained year over year. While the Company will continue to monitor and focus on its recordable injury rate, its primary focus is on the elimination of all life altering serious injuries and fatalities as our key Health & Safety performance measure. The Company is also raising the profile of our near miss incident reporting to ensure that the Company learns from and addresses the procedures, training and policies that lead to a safer workplace. All measures are monitored by management and by the Indigenous Peoples, Safety & Operations Committee, a committee of the Board. Management compensation has been tied, in part, to meaningfully improving annual health and safety performance targets. In the event of a fatality and subject to a system investigation, this component of management compensation would not be paid. A program allowing for an effective early and safe return to work has allowed the Company to ensure that, when injuries occur, employees recover and return to the workplace as soon as possible.

Hydro One continues with its “Journey to Zero” safety initiative that began in 2009. This initiative compares Hydro One to other companies to identify performance gaps. Safety perception assessments are completed regularly. The most recent assessment identified opportunities for improvement and, along with other inputs, the Company expects to use this information to develop activities that will make a significant difference to safety in the workplace.

Environmental Regulation

Hydro One is subject to extensive federal, provincial and municipal regulation relating to the protection of the environment that governs, among other things, environmental assessments, discharges to water, air and land, and the generation, storage, transportation, disposal and release of various hazardous substances. Estimated environmental liabilities are reviewed annually or more frequently if significant changes in regulation or other relevant factors occur. Estimated changes are accounted for prospectively.

Permits and Approvals

The Company is required to obtain and maintain specified permits and approvals from federal, provincial and municipal authorities relating to the design, construction and operation of new and upgraded transmission and distribution facilities. Examples include environmental assessment approvals, permits for facilities to be located in parks or other regulated areas, water crossing permits, and approvals to discharge to air and water. Some projects may require environmental approvals from the federal government. Interconnections with neighbouring utilities in other provinces and states also require federal approval and will be subject to federal regulatory review. Hydro One makes every effort during consultation to ensure that Indigenous communities are engaged and that their issues and concerns are reflected in the Company’s environmental assessment process and planning.

In general, larger projects are subject to a comprehensive environmental assessment process, pursuant to the Environmental Assessment Act. The majority of approvals fall under a class environmental assessment process which provides for more streamlined approvals. The scope, timing and cost of environmental assessments are dependent on the scale and type of project, the location (urban versus rural), the environmental sensitivity of affected lands and the significance of potential environmental effects.

Regulation of Releases

Federal, provincial and municipal environmental legislation regulates the release of specific substances into the environment through the prohibition of discharges that will or may have an adverse effect on the environment, which can include liquids, gasses and noise. Releases occur in the course of the Company’s normal operations. Accordingly, Hydro One has spill, leak prevention and leak mitigation programs involving the testing, replacement, repair and installation of containment systems including re-gasketting of transformers and sulphur-hexafluoride-filled equipment. In addition, the Company has an emergency response capability which the Company believes is sufficient to minimize the environmental impact of spills and to comply with its legal obligations.

Hazardous Substances

Hydro One manages a number of hazardous substances, such as PCBs, herbicides, and wood preservatives. In addition, some facilities have substances present which are designated for special treatment under occupational health and safety legislation, such as asbestos, lead and mercury. The Company has environmental management programs in place to deal with PCBs, herbicides, asbestos, and other hazardous substances.

Land Assessment and Remediation

Hydro One has a proactive land assessment and remediation program in place to identify and, where necessary, remediate historical contamination that has resulted from past operational practices and uses of certain long-lasting chemicals at the Company’s facilities. These programs involve the systematic identification of contamination at or from these facilities and, where necessary, the development of remediation plans for the Company’s properties and affected adjacent private properties. As at December 31, 2023, future expenditures related to Hydro One’s land assessment and remediation program were estimated at approximately $41 million. These expenditures are expected to be spent over the period ending 2045. Additional acquisitions could add to land assessment and remediation expenditures. The expenditures on this program for 2023 were approximately $2 million. These costs are expected to be recovered in the Company’s transmission and distribution rates and amounts payable to the Company pursuant to the Rural or Remote Electricity Rate Protection Program.

Insurance

Hydro One maintains insurance coverage, including liability, all risk property, boiler and machinery and directors’ and officers’ insurance. The Company also maintains other insurance coverage that is required by law, covering risks such as automobile liability, pesticide liability and aircraft liability. The Company does not have insurance for damage to its transmission and distribution wires, poles or towers located outside transmission and distribution stations, including damage caused by severe weather, other natural disasters or catastrophic events or for environmental remediation costs. The OEB has generally permitted the recovery of costs associated with extreme weather events.

Ombudsman

The Electricity Act requires that the Company have an ombudsman to act as a liaison with customers and to establish procedures for the ombudsman to inquire into and report to the Board on matters raised with the ombudsman by or on behalf of customers. These procedures are set out in a written mandate and terms of reference.

The role of the ombudsman is to facilitate resolution of complaints by customers of the Company that remain unresolved after having been processed through the Company’s complaints handling process. The ombudsman is an impartial and independent investigator, who makes recommendations to facilitate the resolution of both individual and systemic issues with a view to achieving a resolution that is fair to both the customer and the Company. The main purposes of the ombudsman are to address procedural and substantive unfairness, handle unresolved complaints, conduct systemic reviews that will lead to improvements in programs and systems, support the Company in holding its employees accountable for carrying out the Company’s directives and their responsibilities, and support the Board in its mandate to govern in a just, fair, and equitable manner. The ombudsman is mandated to work with the OEB to maintain integrated procedures for liaising with the Company and inquiring into matters raised by customers with the ombudsman. The ombudsman is an office of last resort within the Company.

RISK FACTORS

A discussion of Hydro One Inc.’s risk factors can be found under the heading “Risk Management and Risk Factors” in the Annual MD&A.

DIVIDENDS

Dividends on Hydro One Inc.’s common shares are declared at the discretion of the Board and are recommended by management based on Hydro One Inc.’s results of operations, maintenance of the deemed regulatory capital structure, financial condition, cash requirements and other relevant factors, such as industry practice and shareholder expectations.

In 2023, Hydro One Inc. paid no dividends on its Class A Preference Shares or Class B Preference Shares and paid $692 million of dividends on its common shares.

In 2022, Hydro One Inc. paid no dividends on its Class A Preference Shares or Class B Preference Shares and paid $653 million of dividends on its common shares.
In 2021, Hydro One Inc. paid no dividends on its Class A Preference Shares or Class B Preference Shares and paid $620 million of dividends on its common shares.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of Hydro One Inc.’s articles, as they may be amended from time to time.

Hydro One Inc.’s authorized share capital consists of an unlimited number of common shares, an unlimited number of Class A Preference Shares and an unlimited number of Class B Preference Shares. As at December 31, 2023, there were 142,239 common shares, no Class A Preference Shares, and no Class B Preference Shares issued and outstanding.

All of the outstanding common shares of Hydro One Inc. (all of Hydro One Inc.’s voting securities) are owned by Hydro One Limited.

Common Shares

Holders of common shares are entitled to receive notice of and to attend all meetings of shareholders and to vote thereat, except meetings at which only the holders of a specified class of shares are entitled to vote separately as a class or series. On each occasion when holders of common shares are entitled to vote, holders of common shares are entitled to one vote per share at all such meetings of shareholders. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Hydro One Inc., including the Class A Preference Shares and the Class B Preference Shares, holders of the common shares are entitled to receive dividends if, as, and when declared by the Board. Holders of common shares are also entitled to receive the remaining property of Hydro One Inc. upon its liquidation, dissolution or winding-up.

Class A Preference Shares

Hydro One Inc. may from time to time issue Class A Preference Shares. Subject to the rights, privileges, restrictions and conditions attaching to the Class B Preference Shares, the holders of the Class A Preference Shares shall be entitled to receive, as and when declared by the Board, non-cumulative preferential dividends at a rate per share per annum to be determined by the Board.

Subject to the OBCA, holders of Class A Preference Shares are not entitled to receive notice of, or to attend or to vote at, any meeting of the shareholders of Hydro One Inc. The Class A Preference Shares rank junior to the Class B Preference Shares, but are entitled to a preference over the common shares and any other shares ranking junior to the Class A Preference Shares with respect to payment of dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One Inc.

Subject to the OBCA, Hydro One Inc., at its option, is entitled to redeem at any time or times all or any part of the Class A Preference Shares with or without the consent of such holder by giving notice in writing, (unless such notice is waived by the holder) specifying the number of shares to be redeemed, the redemption price and the date on which Hydro One Inc. wishes to redeem such Class A Preference Shares (the “Class A Redemption Date”). The Class A Redemption Date shall be 30 day(s) after the date on which the notice is given by the Company or such other date as Hydro One Inc. and such holder may agree. From and after the Class A Redemption Date, subject to certain conditions, such Class A Preference Shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class A Preference Shares in respect thereof.

Class B Preference Shares

Hydro One Inc. may from time to time issue Class B Preference Shares. The holders of the Class B

Preference Shares shall be entitled to receive, as and when declared by the Board, cumulative preferential cash dividends payable quarterly on the 20th day of the months of February, May, August and November in each year commencing February 20, 2018 (each a “Class B Dividend Payment Date”) at the Floating Quarterly Dividend Rate as calculated from time to time as set out in the Company’s articles.

For purposes of the forgoing:

•“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the CDOR Rate on the applicable Floating Rate Calculation Date plus 0.25%.

•“CDOR Rate” means, for any Quarterly Floating Rate Period, the average rate for Canadian dollar bankers’ acceptances with a term of three months which appears on the Bloomberg Screen CDOR Page as of 10:00 a.m. (Toronto time) on the applicable Floating Rate Calculation Date, provided that if the CDOR Rate does not appear on the Bloomberg Screen CDOR Page as contemplated on a Floating Rate Calculation Date, then the CDOR Rate applicable for the applicable Quarterly Floating Rate Period shall be calculated by Hydro One Inc. as the average of the rates applicable to Canadian dollar bankers’ acceptances with a term of three months quoted by four chartered banks listed on Schedule I of the Bank Act (Canada) (the “Approved Banks”) at 10:00 a.m. (Toronto time) on the applicable Floating Rate Calculation Date, provided that if fewer that four of the Approved Banks quote the aforementioned rate on the applicable Floating Rate Calculation Date and at the time described above, then the CDOR Rate for the applicable Quarterly Floating Rate Period shall be the average of the rates of the Approved Banks so quoting on the applicable Floating Rate Calculation Date or the rate so quoted by a single Approved Bank if only one such Approved Bank quotes the aforementioned rate on the applicable Floating Rate Calculation Date.

•“Quarterly Floating Rate Period” means the period commencing on each Floating Rate Calculation Date (November 20, 2017 and each Class B Dividend Payment Date thereafter) to, but excluding, the next Floating Rate Calculation Date. Accordingly, on each Class B Dividend Payment Date, the dividend payable on the Class B Preference Shares, if declared, will be in the amount per Class B Preference Share determined by multiplying: (i) the product obtained by multiplying the amount paid up thereon in respect of each Class B Preference Share by the Floating Quarterly Dividend Rate applicable to the Quarterly Floating Rate Period immediately preceding such Class B Dividend Payment Date; by (ii) a fraction, the numerator of which is the actual number of days elapsed in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year. Dividends on the Class B Preference Shares shall be in priority to any dividends declared on the Class A Preference Shares, the common shares or any other shares of the Company ranking junior to the Class B Preference Shares.

Subject to the OBCA, holders of Class B Preference Shares are not entitled to receive notice of, or to attend or to vote at, any meeting of the shareholders of Hydro One Inc. The Class B Preference Shares are entitled to a preference over the Class A Preference Shares, the common shares and any other shares ranking junior to the Class B Preference Shares with respect to payment of dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One Inc.

Subject to the OBCA, Hydro One Inc., at its option, is entitled to redeem at any time or times all or any part of the Class B Preference Shares with or without the consent of such holder by giving notice in writing, unless such notice is waived by the holder, specifying the number of shares to be redeemed, the redemption price and the date on which Hydro One Inc. wishes to redeem such Class B Preference Shares (the “Class B Redemption Date”). The Class B Redemption Date shall be 30 days after the date on which the notice is given by the Company or such other date as Hydro One Inc. and such holder may agree. From and after the Class B Redemption Date, subject to certain conditions, such Class B Preference Shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class B Preference Shares in respect thereof.

Subject to the OBCA, a holder of any Class B Preference Shares is entitled to require Hydro One Inc. to redeem at any time or times any Class B Preference Shares registered in the name of such holder by tendering to the Company at its registered office a share certificate representing the Class B Preference Shares which the holder desires to have the Company redeem together with a request in writing (the “Retraction Demand”), unless such request is waived by the Company, specifying the number of shares to be redeemed and the business day (the “Retraction Date”) on which the holder wishes to have the Company redeem such Class B Preference Shares. The Retraction Date shall be the date that is one business day after the date on which the Retraction Demand is tendered to the Company or such other date as the holder and Hydro One Inc. may agree. From and after the Retraction Date, subject to certain conditions, such Class B Preference Shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class B Preference Shares in respect thereof.

Except with the consent in writing of the holders of all the Class B Preference Shares outstanding, no dividends shall at any time be declared and paid, or declared and set aside for payment, and no other distributions shall at any time be made on or in respect of the Class A Preference Shares, the common shares, or any other shares of the Company ranking junior to the Class B Preference Shares, if the payment or setting aside for payment of such dividend or the making of such distribution would impair the ability of Hydro One Inc. to redeem any Class B Preference Shares on the Class B Redemption Date or the Retraction Date.

CREDIT RATINGS

As of December 31, 2023, Hydro One Inc.’s long-term and short-term debt ratings were as follows:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS Limited (“DBRS”)	R-1 (low)	A (high)
Moody’s Investors Service (“Moody’s”)	Prime-2	A3
S&P Global Ratings (“S&P”)[8]	A-1 (low)	A-

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation.

The rating agencies rate long-term debt instruments by rating categories ranging from a high of AAA to a low of D (C in the case of Moody’s). Long-term debt instruments which are rated in the A category by S&P are in the third highest category and mean the obligor’s capacity to meet its financial commitments and obligations is strong but is considered somewhat more susceptible to the adverse effects of changes in circumstances and adverse economic conditions than obligations in higher rated categories. S&P may modify the ratings from AA to CCC using a plus (+) or minus (-) sign to show relative standing within the major rating categories. The addition of a rating outlook such as “stable”, “positive”, “negative” or “developing” assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). An outlook is not necessarily a precursor of a ratings change. Long-term debt instruments which are rated in the A category by DBRS are in the third highest category and are considered to be of a good credit quality, with substantial capacity for the payment of financial obligations. Entities in the A category may be vulnerable to future events, but qualifying negative factors are considered manageable. The “high” or “low” modifier indicates relative standing within this rating category by DBRS. The assignment of a “positive”, “stable” or “negative” trend provides guidance in respect of DBRS’ opinion regarding the trend for the rating. The rating trend indicates the direction in which DBRS considers the rating may move if present circumstances continue, or in certain cases, unless challenges are addressed by the issuer. Long-term debt instruments which are rated in the A category by Moody’s are in the third highest category and are considered upper-medium-grade and are subject to low credit risk. Moody’s applies numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates a ranking in the higher end of that generic rating category and a modifier 3 indicates a ranking in the lower end of that generic rating category. The addition of a rating outlook such as “stable”, “positive”, “negative” or “developing” indicates Moody’s opinion regarding the likely rating direction over the medium term.

8    In August 2023, S&P revised its outlook on Hydro One Inc. to positive from stable and affirmed the Company’s existing issuer and issue-level ratings.

DBRS’ short-term debt rating is based on its commercial paper and short-term debt rating scale that ranges from R-1 (high) to D. Commercial paper and short-term debt which are rated in the R-1 (low) category by DBRS are in the third highest category and are considered by DBRS to be of good credit quality. The capacity of the issuer for the payment of short-term financial obligations as they fall due is substantial. The overall strength of the obligation is not as favorable as higher rating categories and may be vulnerable to future events, but qualifying negative factors are considered manageable. S&P’s Canada national scale commercial paper ratings range from A-1 (high) to D. A short-term obligation rated A-1 (low) by S&P are in the third highest of eight available ratings categories and mean that such obligations are slightly more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory. Moody’s short-term debt rating is employed on a scale ranging that ranges from P-1 to NP. Short-term debt instruments which are rated in the P-2 category by Moody’s are in the second highest category. The issuer is considered to have a strong ability to repay short-term debt obligations.

The ratings mentioned above are not a recommendation to purchase, sell or hold Hydro One Inc.’s debt securities and do not comment as to market price or suitability for a particular investor. There can be no assurance that the ratings will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely by any or all of S&P, DBRS and Moody’s at any time in the future if, in their judgment, circumstances so warrant.

Hydro One Inc. has made, and anticipates making, payments to each of S&P, DBRS and Moody’s pursuant to the ratings agency services agreements entered into with such credit rating organizations. In addition, as debt securities are issued, Hydro One Inc. expects to make payments to such credit rating organizations pursuant to the ratings agency services agreements entered into with such credit rating organizations for the ratings they assign to such debt securities.

Various ratings organizations review the Company’s debt ratings from time to time. These ratings organizations may take various actions, positive or negative. The Company cannot predict what actions rating agencies may take in the future. The failure to maintain the Company’s current credit ratings could adversely affect the Company’s financial condition and results of operations, and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt.

MARKET FOR SECURITIES

Hydro One Inc.’s Debentures (7.35%) due 2030, Series 2 Notes (6.93%) due 2032, Series 4 Notes (6.35%) due 2034, Series 5 Notes (6.59%) due 2043, Series 9 Notes (5.36%) due 2036, Series 11 Notes (5.00%) due 2046, Series 12 Notes (4.89%) due 2037, Series 17 Notes (6.03%) due 2039, Series 18 Notes (5.49%) due 2040, Series 23 Notes (4.39%) due 2041, Series 24 Notes (4.00%) due 2051, Series 26 Notes (3.79%) due 2062, Series 29 Notes (4.59%) due 2043, Series 30 Notes (4.29%) due 2064, Series 32 Notes (4.17%) due 2044, Series 35 Notes (2.77%) due 2026, Series 36 Notes (3.91%) due 2046, Series 38 Notes

(3.72%) due 2047, Series 40 Notes (2.97%) due 2025, Series 41 Notes (3.63%) due 2049, Series 42 Notes (2.54%) due 2024, Series 43 Notes (3.02%) due 2029, Series 44 Notes (3.64%) due 2050, Series 45 Notes (1.76%) due 2025, Series 46 Notes (2.16%) due 2030, Series 47 Notes (2.71%) due 2050, Series 49 Notes (1.69%) due 2031, Series 50 Notes (2.23%) due 2031, Series 51 Notes (3.10%) due 2051, Series 52 Notes (4.91%) due 2028, Series 53 Notes (3.93%) due 2029, Series 54 Notes (4.16%) due 2033, Series 55 Notes (4.46%) due 2053, Series 56 Notes (Floating Rate) due 2026, Series 57 (5.54%) due 2025, Series 58 Notes (4.85%) due 2054, and Series 59 Notes (4.39%) due 2034 are currently outstanding and, except for the Series 29 Notes, are not listed on any exchange or similar market for securities. Hydro One Inc.’s Series 29 Notes are listed for trading on the NYSE.

Prior Sales

In 2023 and 2024 to date, Hydro One Inc. issued the following tranches of medium term notes:

Note	Issue Date	Principal Amount (million)($)	Sale Price ($) / $100 principal amount	Gross Proceeds ($)
Series 53 Notes (3.93%) due 2029	January 27, 2023	300	99.986	299,958,000
Series 53 Notes (3.93%) due 2029 (re-opening)	January 12, 2024	250	99.162	247,905,000
Series 54 Notes (4.16%) due 2033	January 27, 2023	450	99.984	449,928,000
Series 55 Notes (4.46%) due 2053	January 27, 2023	300	99.984	299,952,000
Series 56 Notes (Floating Rate) due 2026	September 21, 2023	425	100	425,000,000
Series 57 Notes (5.54%) due 2025	October 20, 2023	400	99.991	399,964,000
Series 58 Notes (4.85%) due 2054	November 30, 2023	400	99.920	399,680,000
Series 58 Notes (4.85%) due 2054 (re-opening)	December 12, 2023	100	104.864	104,864,000(1)
Series 59 Notes (4.39%) due 2034	January 12, 2024	550	99.943	549,686,500

Notes:
(1)    Excluding any accrued interest paid to the Company on the settlement of medium term notes in connection with the re-opening of an existing series of notes.

Trading Price and Volume

Hydro One Inc.’s Series 29 Notes (4.59%) due 2043 are listed on the NYSE under the symbol “HYDO43”. During the period from their date of issuance to December 31, 2023, there have been no reported trades of the Series 29 Notes on the NYSE.

DIRECTORS AND OFFICERS

Directors and Executive Officers

The following table sets forth information regarding the directors and executive officers as of December 31, 2023. Each of the directors was first appointed effective August 14, 2018, unless otherwise noted. Each director is elected annually to serve until the earlier of his or her resignation or until his or her successor is elected or appointed.

Name, Province or State and Country of Residence	Age	Position/Title	Independent Board Member	Principal Occupation	Committees
David Lebeter Ontario, Canada	64	President and CEO		President and CEO
Chris Lopez Alberta, Canada	49	Executive Vice President, Chief Financial and Regulatory Officer		Executive Vice President, Chief Financial and Regulatory Officer
Megan Telford Ontario, Canada	49	Executive Vice President, Strategy, Energy Transition and Human Resources		Executive Vice President, Strategy, Energy Transition and Human Resources
Teri French Ontario, Canada	55	Executive Vice President, Safety, Operations and Customer Experience		Executive Vice President, Safety, Operations and Customer Experience
Andrew Spencer Ontario, Canada	43	Executive Vice President, Capital Portfolio Delivery		Executive Vice President, Capital Portfolio Delivery
Timothy Hodgson Ontario, Canada	63	Director and Chair of the Board	Yes	Director
Cherie Brant(1) Ontario, Canada	49	Director	Yes	Partner, Borden Ladner Gervais LLP	Governance & Regulatory Committee, Indigenous Peoples, Safety & Operations Committee
David Hay New Brunswick, Canada	68	Director	Yes	Managing Director, Delgatie Incorporated	Governance & Regulatory Committee; Indigenous Peoples, Safety & Operations Committee (Chair)
Stacey Mowbray(2) Ontario, Canada	61	Director	Yes	Director	Audit Committee (Chair); Human Resources Committee
Mark Podlasly(4) British Columbia, Canada	58	Director	Yes	Director	Audit Committee; Human Resources Committee

Name, Province or State and Country of Residence	Age	Position/Title	Independent Board Member	Principal Occupation	Committees
Melissa Sonberg Québec, Canada	63	Director	Yes	Adjunct Professor, McGill University	Human Resources Committee (Chair); Governance & Regulatory Committee
Susan Wolburgh Jenah(1)(3) Ontario, Canada	68	Director	Yes	Director	Governance & Regulatory Committee (Chair); Indigenous Peoples, Safety & Operations Committee
Mitch Panciuk(1)(5) Ontario, Canada	56	Director	Yes	Managing Partner, Boston Pizza	Audit Committee; Indigenous Peoples, Safety and Operations Committee
Helga Reidel(1)(6) Ontario, Canada	63	Director	Yes	Director	Audit Committee; Human Resources Committee
Brian Vaasjo(7) Alberta, Canada	68	Director	Yes	Director	Audit Committee; Indigenous Peoples, Safety and Operations Committee
Notes:
(1)These directors have been designated as the Province’s nominees to the board of directors of Hydro One Limited and Hydro One Inc. for the purpose of the Governance Agreement.
(2)Ms. Mowbray was appointed on July 23, 2020.
(3)    Ms. Wolburgh Jenah was appointed on January 1, 2020.
(4)    Mr. Podlasly was elected on June 8, 2022.
(5)    Mr. Panciuk was elected on June 2, 2023.
(6)    Ms. Reidel was elected on June 2, 2023.
(7)    Mr. Vaasjo was elected on June 2, 2023.

The following includes a brief profile of each of the executive officers and directors of Hydro One Inc., which includes a description of their present occupation and their principal occupations for the past five years:

David Lebeter – President and Chief Executive Officer

David Lebeter is the President and CEO of Hydro One Limited and Hydro One Inc., a position he assumed after being appointed effective February 1, 2023. Mr. Lebeter is a highly regarded leader with over 40 years’ experience in the utility and forestry sectors and a reputation for driving improved safety, employee engagement, productivity, customer centricity and successfully delivering capital investments.

Mr. Lebeter has 19 years of experience in all facets of the electricity sector and was most recently the Chief Operating Officer of Hydro One Networks, a role he assumed in January 2020, with responsibility for transmission and distribution, including construction, maintenance, vegetation management as well as system operations, asset planning and engineering. Under Mr. Lebeter’s leadership, the Company has improved safety, productivity, reliability and customer experience.

Before joining Hydro One, he held progressively senior positions in operations and safety at BC Hydro from 2005 to 2019, including leadership roles in generation, transmission, distribution and safety. During his tenure, he was responsible for improving safety, reliability, employee engagement and customer service, lowering costs and building trust with union leaders and Indigenous communities.

Mr. Lebeter spent 23 years in the forest industry prior to joining the utility sector, working in leadership positions responsible for operations.

He has previously served as an Executive Board Member for Smart Grid Northwest, as an Operations Board Member for Western Energy Institute, and as the Chairman of the Distribution Council with the Canadian Electricity Association. He holds his ICD.D from the Institute of Corporate Directors.

Mr. Lebeter holds a Bachelor’s degree in Forestry from the University of British Columbia, and is a registered professional forester. In addition, Mr. Lebeter holds an Executive Master of Business Administration from Simon Fraser University.

Chris Lopez – Executive Vice President, Chief Financial and Regulatory Officer

Chris Lopez is the Executive Vice President, Chief Financial and Regulatory Officer of Hydro One Limited and Hydro One Inc., a role he assumed in April 2023. Mr. Lopez joined Hydro One in 2016 as the Senior Vice President of Finance and was more recently Chief Financial Officer (“CFO”), a position he assumed after being appointed as Acting CFO in late 2018. Mr. Lopez is an industry leading CFO with more than 24 years of progressive experience in the utilities industry in Canada, the United States and Australia, and has overseen significant improvements in equity and bond investor confidence, share price performance and productivity savings at the Company.

As Chief Financial and Regulatory Officer, Mr. Lopez is responsible for the Corporate Finance function, including: Treasury, Tax, Internal Audit, Investor Relations, Risk, and Pensions, Regulatory Practices, Shared Services, including Supply Chain and Growth, including Mergers and Acquisitions.

Prior to joining the organization, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation(“TransAlta”) from 2011 to 2015, and the Director of Operations Finance at TransAlta from 2007 to 2011 in Alberta, Canada. He also held senior financial roles for TransAlta in his native Australia, from 1999 to 2007. At the start of his career, he worked as a financial accountant following the completion of the Graduate Leadership Development Program, with Rio Tinto.

Mr. Lopez holds a Bachelor of Business degree from Edith Cowan University in Australia, and a Chartered Accountant designation. He is a Graduate member of the Australian Institute of Company Directors and has completed the CFO Leadership Program at Harvard Business School.

Megan Telford – Executive Vice President, Strategy, Energy Transition and Human Resources

Megan Telford is the Executive Vice President, Strategy, Energy Transition and Human Resources at Hydro One Limited and Hydro One Inc., a role she assumed in April 2023. Ms. Telford is responsible for strategy, planning, partnerships, sustainability, corporate affairs, indigenous relations and human resources. Ms. Telford is a highly regarded and passionate business leader with a reputation for building trust and strong partnerships.

Ms. Telford was previously the Chief Human Resources Officer at Hydro One Networks, a role she assumed in September 2020. In August 2022, Ms. Telford assumed responsibility for the Health, Safety and Environment teams and in September 2022, Ms. Telford also assumed interim responsibility for the Corporate Affairs and Customer Care teams. Before joining Hydro One in 2020, Ms. Telford led Human Resources at Toronto Dominion Insurance (TDI) from 2019 to 2020, and a number of increasingly senior roles at TD Bank since 2007. Prior to TD, Ms. Telford practised labour and employment law at a national law firm and worked at the Permanent Court of Arbitration in The Hague.

Ms. Telford holds an Honours Bachelor of Arts in Industrial Relations from McMaster University, a Master of Industrial Relations and Juris Doctor from Queen’s University and she was a law clerk for Justices Stone and Strayer at the Federal Court of Appeal.

Teri French – Executive Vice President, Safety, Operations and Customer Experience

Teri French is the Executive Vice President, Safety, Operations and Customer Experience at Hydro One Limited and Hydro One Inc., a position she assumed in April 2023. Ms. French is responsible for driving improvements in safety, reliability and customer experience in transmission, distribution, and system operations and maintenance. Ms. French was previously Vice President, Forestry Services, LDC Integration at Hydro One Networks, a role she assumed in 2021.

Ms. French has more than 25 years of proven success leading large scale operational functions. Before joining the Company, she held the positions of Vice President, Customer Operations and Retention and Vice President, Operations, Procurement and Franchise Operations at Enercare from 2014 to 2021 and Senior Director, Operations at Direct Energy from 2010-2014, where she led company-wide operational transformations, continuous improvement programs and employee development initiatives. Prior to Direct Energy, Ms. French held progressively more senior roles at Aviva Canada and ATCO in both finance and operations functions.

Ms. French is on the board of directors for the Ontario Chamber of Commerce as well as on the board of StepUp, an organization advancing gender equity, diversity and inclusion in Canada’s energy management sector. Ms. French holds a Bachelor of Arts in Psychology from Simon Fraser University and is a Fellow of the Institute of Chartered Professional Accountants (FCPA).

Andrew Spencer – Executive Vice President, Capital Portfolio Delivery

Andrew Spencer is the Executive Vice President, Capital Portfolio Delivery at Hydro One Limited and Hydro One Inc., a position he assumed in April 2023. Mr. Spencer is responsible for working with our partners to safely and efficiently deliver Hydro One’s capital plan on time and on budget to meet the growing need for clean energy. Mr. Spencer is accountable for the project management, transmission and stations engineering, construction and environment functions. He is also responsible for leading and growing Acronym Solutions Inc., a full-service information and communications technology company, and serves as the President of Hydro One Sault Ste. Marie Inc., a separately licensed transmitter.

Mr. Spencer joined the Company in 2002 and has held progressively senior positions including Vice President, Transmission and Stations from 2017 – 2023, and Vice President, Engineering in 2017.

Mr. Spencer holds a Bachelor of Applied Science (B.A.Sc.) and Electrical Engineering from Queen’s University.

Timothy E. Hodgson – Board Chair

Timothy Hodgson is a corporate director and currently serves as Chair of Hydro One Limited and Hydro One Inc. Mr. Hodgson also serves on the boards of the Property and Casualty Insurance Compensation Corporation and the Ontario Teachers’ Pension Plan; he is also the Chair of the Canadian Investment Regulatory Organization. Mr. Hodgson was formerly Managing Partner of Alignvest Management Corporation from 2012 until his retirement in August 2019. He was Special Advisor to Mr. Mark Carney, then Governor of the Bank of Canada from 2010 to 2012. From 1990 to 2010, Mr. Hodgson held various positions in New York, London, Silicon Valley and Toronto with Goldman Sachs and served as Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010, with overall responsibilities for the firm’s operations, client relationships and regulatory matters.

His prior directorships include Dialogue Health Technologies, Public Sector Pension Investment Board (PSP Investments), Sagicor Financial Corporation, Sagicor Group Jamaica, MEG Energy, Alignvest Acquisition Corporation, Alignvest Acquisition II Corporation, The Global Risk Institute, KGSAlpha Capital Markets, Next Canada, the Ivey School of Business and Bridgepoint Health.

Mr. Hodgson holds a Master of Business Administration from the Ivey School of Business at Western University and a Bachelor of Commerce from the University of Manitoba. He is a Fellow of the Institute of Chartered Professional Accountants (FCPA) and holds his ICD.D.

Cherie L. Brant – Member of Governance & Regulatory Committee, Member of Indigenous Peoples, Safety & Operations Committee

Cherie Brant is a partner and national leader of the Indigenous law group at Borden Ladner Gervais LLP, a Canadian law firm. Ms. Brant has a commercial practice across a wide variety of sectors, including energy and transmission, land development and financing on First Nations lands and economic development. She also provides strategic policy and governance counsel to Indigenous groups. Prior to joining Borden Ladner Gervais LLP, Ms. Brant was a partner at another major Canadian law firm, where she had been practicing since 2013.
Ms. Brant is both Mohawk and Ojibway from the Mohawks of the Bay of Quinte and Wiikwemkoong

Unceded Indian Territory. She serves on the boards of Toronto-Dominion Bank and Canadian Club of Toronto. Her previous directorships include Women’s College Hospital, Trillium Gift of Life and Anishnawbe Health Foundation and the Canadian Council of Aboriginal Business.
Ms. Brant holds a Bachelor of Environmental Studies, Urban and Regional Planning Program from the University of Waterloo and a Juris Doctor from the University of Toronto. She is a member of the Ontario Bar Association and the Law Society of Ontario.

In 2023, Cherie received the Distinguished Alumni Award from the University of Toronto, the faculty’s highest honour for her several years work in advancing First Nations economic development. In 2017, Ms. Brant received the Lexpert Zenith Award, a national award recognizing women’s contributions in the law and in 2012, she was named one of Lexpert’s “Rising Stars: Leading Lawyers Under 40”.

David Hay – Chair of Indigenous Peoples, Safety & Operations Committee, Member of Governance & Regulatory Committee

David Hay is the Managing Director of Delgatie Incorporated, a strategic advisory firm. He is the former Vice-Chair and Managing Director of CIBC World Markets Inc., a role he held until 2015. From 2004 until 2010, he was President and Chief Executive Officer of New Brunswick Power Corporation. Prior to that Mr. Hay held senior investment banking roles as Senior Vice-President and Director responsible for mergers and acquisitions with Merrill Lynch Canada and Managing Director of European mergers and acquisitions with Merrill Lynch International based in London, England. Mr. Hay spent the early part of his career as a practicing lawyer at Osler, Hoskin & Harcourt LLP and taught at both the University of Toronto and University of New Brunswick. Mr. Hay was a Law Clerk to the Chief Justice of the High Court of the Supreme Court of Ontario from 1981 until 1982.
Mr. Hay also sits on the boards of EPCOR Utilities Inc. He is a member of the Expert Panel on Churchill Falls 2041 and the Council of Clean and Reliable Energy. Prior directorships include Toronto Hydro-Electric System Limited, where he was Vice Chair, and Associated Electric & Gas Insurance Services Limited (AEGIS). Mr. Hay also chaired both the Beaverbrook Art Gallery and SHAD Canada.

Mr. Hay holds a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto (Victoria College). He is an Executive Fellow of the Ivey Energy and Policy Institute and holds his ICD.D.

Stacey Mowbray – Chair of Audit Committee, Member of Human Resources Committee

Stacey Mowbray is a corporate director, serving on the boards of Currency Exchange International/Exchange Bank of Canada, Sleep Country Canada Holdings Inc., and dentalcorp Holdings Ltd. Prior directorships have included Trillium Health Partners, Second Cup Coffee Company, Liquor Control Board of Ontario and the Coffee Association of Canada as Chair.

Ms. Mowbray’s most recent work experience was as President of North America/Americas for Weight Watchers International from 2014 to 2019 and prior to that as President and CEO at The Second Cup Ltd. Ms. Mowbray has extensive brand strategy and marketing experience from years of leading these functions at high profile brands such as Molson Coors Brewing Company, Cara Operations and Pepsi Cola Canada.

Ms. Mowbray has received numerous recognitions including Diversity Champion, Inaugural CEO in Residence and Top 100 Alumni for Wilfrid Laurier University, Top 100 Women’s Executive Network, and Schulich School of Business Outstanding Progress and Achievement Award. Ms. Mowbray holds a Master of Business Administration in Finance and Marketing from Schulich School of Business, as well as, a Bachelor of Business Administration from Wilfrid Laurier University. Ms. Mowbray holds her ICD.D and recently earned the NACD Certificate in Cyber-Risk Oversight.

Mark Podlasly – Member of Audit Committee, Member of Human Resources Committee

Mark Podlasly, a member of the Cook’s Ferry Indian Band, Nlaka’pamux Nation in British Columbia, is the Chief Sustainability Officer at the First Nations Major Project Coalition, a national 150 Indigenous nation collective that seeks ownership of major projects such as pipeline, electric utilities, and mining support infrastructure, as well as improvements in project environmental practices. He has held this role since 2016.

Mr. Podlasly is a board member at CIBC where he serves on the audit committee, and is chair of the First Nations Limited Partnership (Gas Pipeline). He is also a Trustee of the Nlaka'pamux Nation Legacy Trust and a member of the Climate Strategy Advisory Board at the Institute of Corporate Directors.

In 2017, Mark was awarded the Governor-General’s Meritorious Service Medal for Indigenous leadership in establishing Teach for Canada-Gakinaamaage, a non-profit organization that works with northern First Nations to recruit and support committed teachers.

Mr. Podlasly holds a Master in Public Administration degree from Harvard University as well as a Bachelor of Arts, Business Administration from Trinity Western University.

Melissa Sonberg – Chair of Human Resources Committee, Member of Governance and Regulatory Committee

Melissa Sonberg is Professor of Practice at McGill University’s Desautels Faculty of Management, where she has been on the faculty since 2014. She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, which became part of AIMIA Inc. Ms. Sonberg held positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA from 2001 to 2013.

Ms. Sonberg sits on the boards of Exchange Income Corporation, Athennian, Enghouse Systems Inc., and Canada Post Corporation. Previous directorships include Via Rail Canada, MD Financial Holdings, Inc., Rideau, Inc., Group Touchette, Women in Capital Markets, the McGill University Health Centre and the Montreal Children’s Hospital Foundation.

Ms. Sonberg holds a Bachelor of Science (Psychology) from McGill University, a Master of Health Administration from the University of Ottawa and holds her ICD.D. She is a Certified Human Resource Executive (CHRE).

Susan Wolburgh Jenah – Chair of Governance & Regulatory Committee, Member of Indigenous Peoples, Safety & Operations Committee

Susan Wolburgh Jenah is a corporate director and has over 30 years’ experience as a senior regulator, executive and lawyer. Throughout her career, she has served on numerous corporate, Crown corporation and not-for-profit boards and expert advisory committees.

Ms. Wolburgh Jenah currently holds board positions at Laurentian Bank of Canada, Aecon Group Inc. and is Vice-Chair of Humber River Hospital. She is a member of the Independent Review Committee of Vanguard Investments Canada. Recent prior directorships include serving as a Public Governor of the U.S. Financial Industry Regulatory Authority, as Chair of the NEO Exchange, and as a director of Aequitas Innovations, The Global Risk Institute, and the Investment Industry Regulatory Organization of Canada (IIROC).

Ms. Wolburgh Jenah was the founding President and CEO of IIROC and held numerous executive roles at the Ontario Securities Commission, including Vice-Chair, Acting Chair, General Counsel and Head of International Affairs.

Ms. Wolburgh Jenah holds a Bachelor of Arts from the University of Toronto and a Juris Doctor from Osgoode Hall Law School. She is also a member of the C.D. Howe National Advisory Council and served as Mentor to the Catalyst Women on Board Program. She is a prior Fellow and Adjunct Professor at Osgoode Hall Law School and recipient of the Osgoode Hall Gold Key for Achievement in 2011. Ms. Wolburgh Jenah holds her ICD.D.

Helga Reidel – Member of Audit Committee, Member of Human Resources Committee

Helga Reidel is a corporate director. Ms. Reidel most recently served as President and Chief Executive Officer of ENWIN Utilities Ltd. from 2016 to 2022. Prior to that, she served as Chief Administrative Officer for the Corporation of the City of Windsor from 2009 to 2016 and brings more than 34 years of senior executive and board director experience in the public and private sectors.

Ms. Reidel currently sits on the board of Corby Spirit and Wine Ltd, the Windsor Detroit Bridge

Authority, and is Chair of the Board of Governors of the University of Windsor as well as Transform SSO. She is also a Founding Member of the Detroit/Windsor/Toledo Arm of the Private Directors Association, where she previously also held the position of Treasurer.

Ms. Reidel previously served as a trustee of WISE and she held a number of volunteer appointments, including the United Way Centraide-Windsor Essex, the Windsor Public Library Board, and the Windsor Essex Children’s Aid Society.

Ms. Reidel is a graduate of the University of Windsor with degrees in Commerce and Education. She is a Fellow of the Institute of Chartered Professional Accountants (FCPA, FCA), and holds her ICD.D.

Mitch Panciuk – Member of Audit Committee, Member of Indigenous Peoples, Safety & Operations Committee

Mitch Panciuk is the managing partner of Boston Pizza in Belleville, Ontario, and previously served as the Mayor of the City of Belleville from 2018 to 2022. Since 2001 Mr. Panciuk has owned and operated Boston Pizza Belleville, was also a multi-unit operating partner and had multiple elected terms as an Ontario member of the Boston Pizza International Franchisee Advisory Council. Prior to his election as Mayor of the City of Belleville, he served as Belleville Ward City Councillor. Under his leadership, the City of Belleville transformed into a destination city leading Eastern Ontario in population growth and in 2021 was the fourth best community in Canada to live as ranked by Maclean’s magazine.

Mr. Panciuk is the Chair of the Ontario One Call Board of Directors and previously served on the board of Elexicon Corporation from 2018 to 2022 where he chaired the Audit, Finance and Risk Management Committee.

Mr. Panciuk holds his Chartered Director (C.Dir.) Designation from The Director’s College, DeGroote School of Business, McMaster University and a Bachelor of Arts from the University of Alberta.

Brian Vaasjo – Member of Audit Committee, Member of Indigenous Peoples, Safety & Operations Committee

Brian Vaasjo is a corporate director. He was previously President and CEO of Capital Power, a power generation company, a position he has held since Capital Power’s Initial Public Offering in 2009 until May of 2023. Under his leadership, Capital Power has become Alberta’s leading developer of new power generation and has successfully acquired and developed power generation projects in B.C., Ontario, and the United States. Prior to that, Mr. Vaasjo held various positions at EPCOR Utilities including President of EPCOR’s Energy Division and Executive Vice President and Chief Financial Officer commencing in 1998.

For 19 years before that he held various positions with the predecessor companies to Enbridge. Mr. Vaasjo has served on the Capital Power board since 2009 and the Capital Power Income LP board from

2005 to 2011 which he chaired from 2009 to 2011. Other directorships have included the Alberta Health Services Board, Shock Trauma Air Rescue Board (STARS) where he served as chairman and the United Way of the Alberta Region which he also served as chairman. He currently serves as a Member of the Advisory Council to the Dean of Medicine and Dentistry – University of Alberta.

Mr. Vaasjo holds a Bachelor of Education degree and an MBA from the University of Alberta. He is also a Fellow of the Institute of Chartered Professional Accountants (FCPA).

Information Regarding Certain Directors and Executive Officers

As at December 31, 2023, none of the directors or executive officers of Hydro One Inc. beneficially owned, controlled or directed, directly or indirectly, any common shares of Hydro One Inc.

Corporate Cease Trade Orders and Bankruptcies

None of the directors or executive officers of Hydro One Inc. nor any shareholder holding shares sufficient to materially affect control of Hydro One Inc. is, or within the last 10 years has served as, a director or executive officer of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the directors or executive officers of Hydro One Inc. is, or within the last 10 years has served as, a director, CEO or CFO of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order, or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days.

None of the directors or executive officers of Hydro One Inc. nor any shareholder holding shares sufficient to materially affect control of Hydro One Inc., within the last 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

None of the directors or executive officers of Hydro One Inc., nor any shareholder holding shares sufficient to materially affect control of Hydro One Inc., has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, there are no existing material potential conflicts of interest among the Company and the directors or executive officers of the Company as a result of their outside business interests as at the date of this annual information form. Certain of the directors and executive officers serve as directors and executive officers of other public companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company. Where conflicts arise, they are managed through a variety of measures, including declaration of the conflict, recusal from meetings and/or portions of meetings, and the creation of separate board materials for the affected directors.

Indebtedness of Directors and Executive Officers

No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One Inc. or any of its subsidiaries had any outstanding indebtedness to Hydro One Inc. or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One Inc. or any of its subsidiaries.

CORPORATE GOVERNANCE

Hydro One and the Board recognize the importance of corporate governance to the effective long-term management of the Company. Independence, integrity and accountability are the foundation of the Company’s approach to corporate governance.

Hydro One Inc.’s corporate governance practices are influenced by, and to the extent applicable, largely mimic the corporate governance practices of Hydro One Limited. Hydro One Inc.’s corporate governance practices are also influenced by the obligations of Hydro One Limited under the Governance Agreement.

The Governance Agreement requires the Board to be constituted to have the same members as the board of directors of Hydro One Limited unless the board of directors of Hydro One Limited determines otherwise. The Governance Agreement also requires, among other things, that Hydro One Limited cause its subsidiaries, including Hydro One Inc., to manage and operate their business and affairs on a basis that permits Hydro One Limited to maintain, and act in accordance with corporate governance policies, procedures and practices that are consistent with the best practices of leading Canadian publicly listed companies, having regard to Hydro One Limited’s ownership structure and the Governance Agreement.

For further details on Hydro One Limited’s corporate governance practices, including information about its various board committees, please refer to the management information circular of Hydro One Limited for its upcoming annual meeting which, once filed, can be found under Hydro One Limited’s profile on SEDAR+ at www.sedarplus.com.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as noted below and elsewhere in this annual information form, there are no material interests, direct or indirect, of any director or executive officer of the Company, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Hydro One Inc.’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three most recently completed financial years or during the current financial year, up to the date of this annual information form, that has materially affected or is reasonably expected to materially affect the Company.

Relationships with the Province and Other Parties

Overview

The Province is Hydro One Limited’s principal shareholder, and Hydro One Limited directly or indirectly owns all of the issued and outstanding shares of Hydro One Inc. The OEB is the principal regulator of Ontario’s electricity industry. The Province appoints the board members of the OEB and fills any vacancies on the OEB. The OEB is obligated to implement approved directives of the Province concerning general policy and objectives to be pursued by the OEB and other directives aimed at addressing existing or potential abuses of market power by industry participants. The IESO, among other matters, directs the operation of the Ontario power system by balancing supply and demand of electricity and directing electricity flow and assumed the responsibility for forecasting supply and demand of electricity over the medium and long term to meet the needs of the province. The board of directors of the IESO, other than its CEO, is appointed by the Province in accordance with the regulations in effect from time to time under the Electricity Act.

In connection with the initial public offering of Hydro One Limited, Hydro One Limited entered into the Governance Agreement with the Province, which, among other things, addressed the Province’s role in the governance of Hydro One Limited. The Governance Agreement requires the Board to be constituted to have the same members as the board of directors of Hydro One Limited unless the board of directors of Hydro One Limited determines otherwise. The Governance Agreement also requires, among other things, that Hydro One Limited cause its subsidiaries, including Hydro One Inc., to manage and operate their business and affairs on a basis that permits Hydro One Limited to maintain, and act in accordance with corporate governance policies, procedures and practices that are consistent with the best practices of leading Canadian publicly listed companies, having regard to Hydro One Limited’s ownership structure and the Governance Agreement. For a complete description of the Governance Agreement, and the other details of the relationship between Hydro One Limited and the Province, please refer to Hydro One Limited’s annual information form dated February 13, 2024 which is available under Hydro One Limited’s profile on SEDAR+ at www.sedarplus.com.

A copy of the Governance Agreement can also be found under Hydro One Limited’s profile on SEDAR+

at www.sedarplus.com. Also see the Annual MD&A under the heading “Related Party Transactions”.

Letter Agreement

In July 2018, Hydro One Limited, on behalf of itself and Hydro One Inc., announced that it had entered into the Letter Agreement for the purpose of the orderly replacement of the board of directors of Hydro One Limited and Hydro One Inc. and the retirement of the then CEO effective July 11, 2018.

For a description of the Letter Agreement, and the other details of the relationship between Hydro One Limited and the Province, please refer to Hydro One Limited’s annual information form dated February 14, 2023 which is available under Hydro One Limited’s profile on SEDAR+ at www.sedarplus.com.

A copy of the Letter Agreement can also be found under Hydro One Limited’s profile on SEDAR+ at www.sedarplus.com.

Transfer Orders

The transfer orders pursuant to which Hydro One Inc. acquired Ontario Hydro’s electricity transmission, distribution and energy services businesses as of April 1, 1999, did not transfer certain assets, rights, liabilities or obligations where the transfer would constitute a breach of the terms of any such asset, right, liability or obligation or a breach of any law or order (the “trust assets”). The transfer orders did not transfer title to assets located on Reserves, which assets are held by OEFC. See the Annual MD&A under the subheading “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Risk from Transfer of Assets Located on Reserves” for more information.

Until it has obtained all consents necessary to complete the transfer of title to these assets to Hydro One, Hydro One is obligated under the transfer orders to manage both the trust assets and the assets otherwise retained by OEFC that relate to Hydro One’s businesses. Hydro One has entered into an agreement with OEFC under which it is obligated, in managing these assets, to take instructions from OEFC if Hydro One’s actions could have a material adverse effect on OEFC. OEFC has retained the right to take control of and manage the assets, although it must notify and consult with Hydro One before doing so and must exercise its powers relating to the assets in a manner that will facilitate the operation of Hydro One’s businesses. The consent of OEFC is also required prior to any disposition of these assets.

The Province also transferred officers, employees, assets, liabilities, rights and obligations of Ontario Hydro in a similar manner to its other successor transferees. These transfer orders include a dispute resolution mechanism to resolve any disagreement among the various transferees with respect to the transfer of specific assets, liabilities, rights or obligations.

The transfer orders do not contain any representations or warranties from the Province or OEFC with respect to the transferred officers, employees, assets, liabilities, rights and obligations. Furthermore, under the Electricity Act, OEFC was released from liability in respect of all assets and liabilities transferred by the transfer orders, except for liability under Hydro One’s indemnity from OEFC. The parties, with the consent of the Minister of Finance, agreed to terminate such indemnity effective October 31, 2015. By the terms of the transfer orders, each transferee indemnifies OEFC with respect to any assets and liabilities related to that transferee’s business not effectively transferred, and is obligated to take all reasonable measures to complete the transfers where the transfers were not effective.

Hydro One has indemnified OEFC in respect of the damages, losses, obligations, liabilities, claims, encumbrances, penalties, interest, taxes, deficiencies, costs and expenses arising from matters relating to the Company’s business and any failure by Hydro One to comply with its obligations to OEFC under agreements dated as of April 1, 1999. These obligations include obligations to employ the employees transferred to Hydro One under the transfer orders, make and remit employee source deductions (including tax withholding amounts, and employer contributions), manage the real and personal properties which OEFC continues to hold in trust or otherwise and take any necessary action to transfer all of these properties to the Company, to pay realty taxes and other costs, provide access to books and records and to assume other responsibilities in respect of the assets held by OEFC in trust for the Company.

MATERIAL CONTRACTS

The following are the only material contracts that Hydro One Inc. has entered into since January 1, 2002 that remain in effect, other than those contracts entered into by Hydro One Inc. in the ordinary course of business:

(a)
(i)a third supplemental trust indenture dated as of January 31, 2003 relating to the issuance of Series 4 Notes in the aggregate principal amount of $1,000,000,000, of which $200,000,000 was drawn down on January 31, 2003, $120,000,000 was drawn down on June 25, 2004 and $65,000,000 was drawn down on August 24, 2004, pursuant to the Trust Indenture dated as of June 4, 2001 between Hydro One Inc. and Computershare Trust Company of Canada (the “Trust Indenture”);

(ii)a fourth supplemental trust indenture dated as of April 22, 2003 relating to the issuance of Series 5 Notes in the aggregate principal amount of $1,000,000,000, of which $250,000,000 was drawn down on April 22, 2003 and $65,000,000 was drawn down on August 20, 2004, pursuant to the Trust Indenture;

(iii)an eighth supplemental indenture dated as of May 19, 2005 relating to the issuance of Series 9 Notes in the aggregate principal amount of $1,000,000,000, of which $350,000,000 was drawn down on May 19, 2005 and $250,000,000 was drawn down on April 24, 2006, pursuant to the Trust Indenture;

(iv)a tenth supplemental trust indenture dated as of October 19, 2006 relating to the issuance of Series 11 Notes in the aggregate principal amount of $1,000,000,000, of which $75,000,000 was drawn down on October 19, 2006, and $250,000,000 was drawn down on September 13, 2010, pursuant to the Trust Indenture;

(v)an eleventh supplemental trust indenture dated as of March 13, 2007 relating to the issuance of Series 12 Notes in the aggregate principal amount of $1,000,000,000, of which $400,000,000 was drawn on March 13, 2007, pursuant to the Trust Indenture;

(vi)a sixteenth supplemental trust indenture dated as of March 3, 2009 relating to the issuance of Series 17 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on March 3, 2009, pursuant to the Trust Indenture;

(vii)a seventeenth supplemental trust indenture dated as of July 16, 2009 relating to the issuance of Series 18 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on July 16, 2009 and $200,000,000 was drawn on March 15, 2010, pursuant to the Trust Indenture;

(viii)a twenty-second supplemental trust indenture dated as of July 29, 2011 amending the definition of “Canadian GAAP” in the Trust Indenture;

(ix)a twenty-third supplemental trust indenture dated as of September 26, 2011 relating to the issuance of Series 23 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on September 26, 2011, pursuant to the Trust Indenture;

(x)a twenty-fourth supplemental trust indenture dated as of December 22, 2011 relating to the issuance of Series 24 Notes in the aggregate principal amount of $1,000,000,000, of which $100,000,000 was drawn down on December 22, 2011, and $125,000,000 was drawn down on May 22, 2012, pursuant to the Trust Indenture;

(xi)a twenty-sixth supplemental trust indenture dated as of July 31, 2012 relating to the issuance of Series 26 Notes in the aggregate principal amount of $1,000,000,000, of which $75,000,000 was drawn down on July 31, 2012, and $235,000,000 was drawn down on August 16, 2012, pursuant to the Trust Indenture;

(xii)a twenty-ninth supplemental trust indenture dated as of October 9, 2013 relating to the issuance of Series 29 Notes in the aggregate principal amount of $1,000,000,000, of which $435,000,000 was drawn down on October 9, 2013, pursuant to the Trust Indenture;

(xiii)a thirtieth supplemental trust indenture dated as of January 29, 2014 relating to the issuance of Series 30 Notes in the aggregate principal amount of $1,000,000,000, of which $50,000,000 was drawn down on January 29, 2014, pursuant to the Trust Indenture;

(xiv)a thirty-second supplemental trust indenture dated as of June 6, 2014 relating to the issuance of Series 32 Notes in the aggregate principal amount of $1,000,000,000, of which $350,000,000 was drawn down on June 6, 2014, pursuant to the Trust Indenture;

(xv)a thirty-fifth supplemental trust indenture dated as of February 24, 2016 relating to the issuance of Series 35 Notes in the aggregate principal amount of $1,000,000,000, of which $500,000,000 was drawn down on February 24, 2016, pursuant to the Trust Indenture;

(xvi)a thirty-sixth supplemental trust indenture dated as of February 24, 2016 relating to the issuance of Series 36 Notes in the aggregate principal amount of $1,000,000,000, of which $350,000,000 was drawn down on February 24, 2016, pursuant to the Trust Indenture;

(xvii)a thirty-eighth supplemental trust indenture dated as of November 18, 2016 relating to the issuance of Series 38 Notes in the aggregate principal amount of $1,000,000,000, of which $450,000,000 was drawn down on November 18, 2016, pursuant to the Trust Indenture;

(xviii)a fortieth supplemental trust indenture dated as of June 26, 2018 relating to the issuance of Series 40 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on June 26, 2018, pursuant to the Trust Indenture;

(xix)a forty-first supplemental trust indenture dated as of June 26, 2018 relating to the issuance of Series 41 Notes in the aggregate principal amount of $1,000,000,000, of which $750,000,000 was drawn down on June 26, 2018, pursuant to the Trust Indenture;

(xx)a forty-second supplemental trust indenture dated as of April 5, 2019 relating to the issuance of Series 42 Notes in the aggregate principal amount of $1,000,000,000, of which $700,000,000 was drawn down on April 5, 2019, pursuant to the Trust Indenture;

(xxi)a forty-third supplemental trust indenture dated as of April 5, 2019 relating to the issuance of Series 43 Notes in the aggregate principal amount of $1,000,000,000, of which $550,000,000 was drawn down on April 5, 2019, pursuant to the Trust Indenture;

(xxii)a forty-fourth supplemental trust indenture dated as of April 5, 2019 relating to the issuance of Series 44 Notes in the aggregate principal amount of $1,000,000,000, of which $250,000,000 was drawn down on April 5, 2019, pursuant to the Trust Indenture;

(xxiii)a forty-fifth supplemental trust indenture dated as of February 28, 2020 relating to the issuance of Series 45 Notes in the aggregate principal amount of $1,000,000,000, of which $400,000,000 was drawn down on February 28, 2020, pursuant to the Trust Indenture;

(xxiv)a forty-sixth supplemental trust indenture dated as of February 28, 2020 relating to the issuance of Series 46 Notes in the aggregate principal amount of $1,000,000,000, of which $400,000,000 was drawn down on February 28, 2020, pursuant to the Trust Indenture;

(xxv)a forty-seventh supplemental trust indenture dated as of February 28, 2020 relating to the issuance of Series 47 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on February 28, 2020 and $200,000,000 was drawn on October 9, 2020, in each case pursuant to the Trust Indenture;

(xxvi)a forty-ninth supplemental trust indenture dated as of October 9, 2020 relating to the issuance of Series 49 Notes in the aggregate principal amount of $1,000,000,000, of which $400,000,000 was drawn down on October 9, 2020, pursuant to the Trust Indenture;

(xxvii)a fiftieth supplemental trust indenture dated as of September 17, 2021 relating to the issuance of Series 50 Notes in the aggregate principal amount of $1,000,000,000, of which $450,000,000 was drawn down on September 17, 2021, pursuant to the Trust Indenture;

(xxviii)a fifty-first supplemental trust indenture dated as of September 17, 2021 relating to the issuance of Series 51 Notes in the aggregate principal amount of $1,000,000,000, of which $450,000,000 was drawn down on September 17, 2021, pursuant to the Trust Indenture;

(xxix)a fifty-second supplemental trust indenture dated as of October 27, 2022 relating to the issuance of Series 52 Notes in the aggregate principal amount of $1,000,000,000, of which $750,000,000 was drawn down on October 27, 2022, pursuant to the Trust Indenture;

(xxx)a fifty-third supplemental trust indenture dated as of January 27, 2023 relating to the issuance of Series 53 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on January 27, 2023 and $250,000,000 was drawn down on January 12, 2024, pursuant to the Trust Indenture;

(xxxi)a fifty-fourth supplemental trust indenture dated as of January 27, 2023 relating to the issuance of Series 54 Notes in the aggregate principal amount of $1,000,000,000, of which $450,000,000 was drawn down on January 27, 2023, pursuant to the Trust Indenture;

(xxxii)a fifty-fifth supplemental trust indenture dated as of January 27, 2023 relating to the issuance of Series 55 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on January 27, 2023, pursuant to the Trust Indenture;

(xxxiii)a fifty-sixth supplemental trust indenture dated as of September 21, 2023 relating to the issuance of Series 56 Notes in the aggregate principal amount of $1,000,000,000, of which $425,000,000 was drawn down on September 21, 2023 pursuant to the Trust Indenture;

(xxxiv)a fifty-seventh supplemental trust indenture dated as of October 20, 2023 relating to the issuance of Series 57 Notes in the aggregate principal amount of $1,000,000,000, of which $400,000,000 was drawn down on October 20, 2023, pursuant to the Trust Indenture;

(xxxv)a fifty-eighth supplemental trust indenture dated as of November 30, 2023 relating to the issuance of Series 58 Notes in the aggregate principal amount of $1,000,000,000, of which $400,000,000 was drawn down on November 30, 2023 and $100,000,000 was drawn down on December 12, 2023, pursuant to the Trust Indenture; and

(xxxvi)a fifty-ninth supplemental trust indenture dated as of January 12, 2024 relating to the issuance of Series 59 Notes in the aggregate principal amount of $1,000,000,000, of which $550,000,000 was drawn down on January 12, 2024, pursuant to the Trust Indenture.

Each of these supplemental trust indentures supplement the terms of the Trust Indenture, which contains customary covenants and representations by Hydro One Inc. for the public issuance of debt securities in the Canadian market.

(b)a dealer agreement (the “Dealer Agreement”) dated June 3, 2022 between Hydro One Inc. and BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., Desjardins Securities Inc., Laurentian Bank Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the “Dealers”), relating to the public offering of unsecured medium term notes of Hydro One Inc. in a maximum aggregate principal amount of up to $4,000,000,000. The Dealer Agreement provides for the appointment of the Dealers as non-exclusive agents of Hydro One Inc. to solicit, from time to time, offers to purchase its medium term notes in Canada, the United States and, in certain circumstances, other jurisdictions.

Copies of the foregoing material agreements have been filed with the Canadian securities regulatory authorities and are available on SEDAR+ at www.sedarplus.com.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is from time to time involved in legal proceedings of a nature considered normal to its business. Except as disclosed below, Hydro One believes that none of the litigation in which it is currently involved, or has been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to its consolidated financial condition or results of operations. The Company is not subject to any material regulatory actions.

In connection with the reorganization of Ontario Hydro, Hydro One Inc. and certain of its subsidiaries succeeded Ontario Hydro as party to various pending legal proceedings relating to the businesses, assets, real estate and employees transferred to them. Hydro One Inc. and certain of its subsidiaries also assumed responsibility for future claims relating to the businesses, assets, real estate and employees acquired by them respectively and arising out of events occurring prior to, as well as after, April 1, 1999. In addition to claims assumed by the Company, it is, from time to time, named as a defendant in legal actions arising in the normal course of business. There are currently no actions that are outstanding which are expected to have a material adverse effect on the Company.

See the Annual MD&A under the heading “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Litigation Risks” for more information.

INTEREST OF EXPERTS

KPMG LLP, Chartered Professional Accountants, located at 333 Bay Street, Suite 4600, Bay Adelaide Centre, Toronto, Ontario M5H 2S5, is the auditor of Hydro One Inc. and has audited the consolidated financial statements of Hydro One Inc. as at and for the years ended December 31, 2023 and 2022. KPMG LLP has confirmed that it is independent of Hydro One Inc. within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and also that they are independent accountants with respect to Hydro One Inc. under all relevant U.S. professional and regulatory standards.

TRUSTEE AND REGISTRAR

The trustee and registrar for Hydro One Inc.’s debt securities is Computershare Trust Company of Canada, located in Toronto, Ontario. The U.S. trustee and registrar for certain of Hydro One Inc.’s debt securities is Computershare Trust Company, N.A., located in New York, New York.

ADDITIONAL INFORMATION

Additional information relating to Hydro One Inc. may be found on SEDAR+ at www.sedarplus.com.

Additional financial information is provided in the Annual MD&A and in the consolidated financial statements and notes thereto of Hydro One Inc. for 2023.

STATEMENT OF EXECUTIVE COMPENSATION

In March 2019, Hydro One Inc. was granted exemptive relief (the “Executive Compensation Exemptive Relief”) by securities regulatory authorities in each of the provinces of Canada, exempting Hydro One Inc. from the requirement to provide executive compensation disclosure required by securities laws in its annual information form, for so long as: (i) Hydro One Inc. files such executive compensation disclosure as a stand-alone document with the securities regulatory authorities in each of the provinces of Canada no later than 140 days after its most recently completed financial year and (ii) Hydro One Inc. includes in its annual information form in respect of a financial year a notice that its executive compensation disclosure in respect of that financial year, when filed, is deemed to be incorporated by reference in its annual information form.

In accordance with the Executive Compensation Exemptive Relief, the Statement of Executive Compensation for Hydro One Inc. in respect of 2023, when filed with the securities regulatory authorities in each of the provinces of Canada, will be deemed to be incorporated by reference into and form an integral part of this annual information form. The Statement of Executive Compensation for Hydro One Inc. in respect of 2023, when filed, will be available under Hydro One Inc.’s profile on SEDAR+ at www.sedarplus.com.